Exhibit 99.38

ANNUAL INFORMATION FORM

For the Financial Year Ended

June 30, 2021

As of September 27, 2021

TABLE OF CONTENTS

General Matters	1
Date of Information	1
Currency	1
Definitions	1
Forward Looking Information	1
Market Data	4
Corporate Structure	4
Name, Address and Incorporation	4
Intercorporate Relationships	4
Description of the Business	4
Overview	4
Carbon Credits	5
Carbon Streaming Impact Investing Policy	5
Streaming Business	6
Acquisition Growth Strategy	7
The Company’s Carbon Credit Portfolio	7
Other Agreements	14
Background on Carbon Markets	15
Overview of Carbon Credit Markets	17
Other Information Relating to the Company’s Business	23
Social and Environmental Policies	23
Employees	23
Bankruptcy and Similar Procedures	24
Reorganizations	24
General Development of the Business	24
Three Year History	24
Risk Factors	26
Risks Relating to the Company’s Business, Industry and Operating Environment	27
Risks Related to Securities of the Company	37
Dividends and Distributions	38
Description of Capital Structure	38
Market for Securities	40
Trading Price and Volume	40
Prior Sales	41
Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	41
Directors and Officers	41
Name and Occupation	41
Investment Committee	46
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	46
Conflicts of Interest	48
Audit Committee	48
Promoters	50
Legal Proceedings and Regulatory Actions	50
Legal Proceedings	50
Regulatory Actions	50
Interest of Management and Others in Material Transactions	50
Transfer Agent and Registrar	50
Material Contracts	51
Investor Rights Agreement	51
Interests of Experts	52
Additional Information	52
Glossary of Certain Terms	53
APPENDIX “A” AUDIT COMMITTEE CHARTER	1

(i )

General Matters

Date of Information

Unless otherwise stated, the information contained in this Annual Information Form (“AIF”) of Carbon Streaming Corporation (the “Company” or “Carbon Streaming”) is presented as at June 30, 2021, being the date of the Company’s most recently audited financial year.

Currency

Unless otherwise specified, in this AIF all references to “dollars” or to “$” or “C$” are to Canadian dollars and all references to “US$” are to United States dollars.

Definitions

“Carbon Streaming”, “the Company,” “we,” “us” and “our” or similar terms refer to Carbon Streaming Corporation and its subsidiaries. A glossary of certain defined terms and abbreviations used herein is appended to this AIF.

Forward Looking Information

Certain statements in this AIF constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian securities laws involving known and unknown risks, uncertainties and other factors regarding the Company and its intentions, beliefs, expectations and future results. This may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. This forward-looking information also includes information regarding the financial condition and business of the Company, as they exist at the date of this AIF and as they are expected to be in the future.

Forward-looking statements may include, but are not limited to, statements relating to our future financial outlook and anticipated events or results and may include information regarding our business, financial position, growth plans, strategies, opportunities, operations, plans and objectives. In particular, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In particular, and without limiting the generality of the foregoing, this AIF contains forward-looking information concerning:

●	general market conditions;

●	expectations regarding carbon market trends, overall carbon market growth rates and prices for carbon credits;

●	the Company’s business plans and strategies;

●	future development activities, including acquiring carbon credits, streams and interests in carbon credit projects or entities involved in carbon credits or related businesses;

●	potential acquisitions and dispositions of assets;

●	the competitive conditions of the industry in which the Company operates;

●	the political, social and economic conditions in each jurisdiction in which the Company holds an investment; and

●	laws and any amendments thereto applicable to the Company.

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The Company’s forward-looking information is based on the beliefs, expectations and opinions of management of the Company on the date the information is provided. Investors should not place undue reliance on forward-looking information.

In certain cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. These statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this AIF.

With respect to forward-looking statements and forward-looking information contained in this AIF, assumptions have been made regarding, among other things:

●	the regulatory framework governing carbon credits, stream contracts and related matters in the jurisdictions in which the Company conducts or may conduct its business in the future and where its carbon credits are located or will be generated;

●	future trends in the pricing, supply and demand of carbon credits;

●	the accuracy and veracity of information and projections sourced from third parties respecting, among other things, demand for carbon credits, growth in carbon markets and anticipated carbon pricing;

●	future global economic and financial conditions;

●	future expenses and capital expenditures to be made by the Company;

●	future sources of funding for the Company’s business;

●	the impact of competition on the Company; and

●	the Company’s ability to obtain financing on acceptable terms.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and included elsewhere in this AIF, including:

●	dependence on key management;

●	limited operating history for the Company’s current strategy;

●	concentration risk;

●	inaccurate estimates of growth strategy, including the ability of the Company to source appropriate opportunities/investments;

●	volatility in prices of carbon credits and demand for carbon credits;

●	general economic, market and business conditions;

●	failure or timing delays for projects to be verified, validated and ultimately developed;

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●	uncertainties and ongoing market developments surrounding the regulatory framework applied to the verification, and cancellation of carbon credits and the Company’s ability to be, and remain, in compliance;

●	actions by governmental authorities, including changes in or to government regulation, taxation and carbon pricing initiatives;

●	uncertainties surrounding the ongoing impact of the COVID-19 pandemic;

●	foreign operations and political risks;

●	risks arising from competition and future acquisition activities;

●	due diligence risks, including failure of third parties’ reviews, reports and projections to be accurate;

●	global financial conditions, including fluctuations in interest rates, foreign exchange rates and stock market volatility;

●	dependence on project developers, operators and owners, including failure by such counterparties to make payments or perform their operational or other obligations to the Company in compliance with the terms of contractual arrangements between the Company and such counterparties;

●	failure of projects to generate carbon credits, or natural disasters such as flood or fire which could have a material adverse effect on the ability of any project to generate carbon credits;

●	change in social or political views towards climate change and subsequent changes in corporate or government policies or regulations;

●	operating and capital costs;

●	potential conflicts of interest;

●	unforeseen title defects;

●	volatility in the market price of the Common Shares or Warrants;

●	the effect that the issuance of additional securities by the Company could have on the market price of the Common Shares or Warrants; and

●	the other factors discussed under “Risk Factors”.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Should one or more of these risks and uncertainties materialize, or should the Company’s estimates or underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from those described in forward-looking statements. The Company cannot guarantee future results, levels of activity, performance, or achievements. Moreover, the Company does not assume responsibility for the outcome of the forward-looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information.

The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward-looking information except as expressly required by applicable securities laws.

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Market Data

This AIF contains statistical data, market research and industry forecasts that were obtained from government or other industry publications and reports or based on estimates derived from such publications and reports. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Often, such information is provided subject to specific terms and conditions limiting the liability of the provider, disclaiming any responsibility for such information, and/or limiting a third-party’s ability to rely on such information. None of the authors of such publications and reports has provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with the Company. Further, certain of these organizations are advisors to participants in the carbon credit industry, and may present information in a manner that is more favourable to that industry than would be presented by an independent source. Actual outcomes may vary materially from those forecast in such reports or publications and the prospect for material variation can be expected to increase as the length of the forecast period increases. While the Company believes this data to be reliable, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any market or other survey. Accordingly, the accuracy, currency and completeness of this information cannot be guaranteed. The Company has not verified any of the data from third-party sources referred to in this AIF or ascertained the underlying assumptions relied upon by such sources.

Corporate Structure

Name, Address and Incorporation

The Company was incorporated under the BCBCA on September 13, 2004 under the name “Mexivada Mining Corp.” Effective June 15, 2020, the Company’s name was changed to “Carbon Streaming Corporation”.

The registered office of the Company is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. The principal office of the Company is located at Suite 401, 4 King Street West, Toronto, Ontario M5H 1B6.

The Company’s Common Shares are listed on the NEO Exchange under the symbol “NETZ” and the March 2026 Warrants are listed on the Neo Exchange under the symbol “NETZ.WT”. The Company’s Common Shares are also listed on the Frankfurt Stock Exchange under the symbol “FSE: M2QA” and trade on the OTC Markets under the symbol “OFSTF”.

Intercorporate Relationships

The Company has no subsidiaries, other than the wholly owned subsidiary 1253661 B.C. Ltd. (“Amalco”), a corporation incorporated under the laws of British Columbia. The Company may incorporate one or more subsidiary companies to facilitate its activities as required.

Description of the Business

Overview

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

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The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed.

The Company’s focus is on projects that have a positive impact on the climate, local communities and biodiversity, and are expected to advance one or more of the United Nations’ Seventeen Sustainable Development Goals (“UN SDGs”). As a result, the Company anticipates that many of its projects will have significant social and economic Co-Benefits in addition to their carbon reduction or removal potential. We intend to execute on our strategy by:

(i)	entering into streaming, royalty or royalty-like arrangements with project developers, non-governmental organizations (NGOs), non-profits, companies, individuals and governments to purchase carbon credits from their assets or properties;

(ii)	purchasing carbon credits in the voluntary or compliance carbon markets;

(iii)	acquiring or investing, in the form of equity, debt or other forms of investment, in entities, assets or properties involved in the origination, generation, monitoring, or management of carbon credits or related businesses; and

(iv)	executing acquisitions, short term development and resale of carbon credits, interests, royalties, streaming interests, portfolios, joint ventures, or equity holdings.

Carbon Streaming aims to deliver long-term cash flow growth through the monetization of its carbon credit portfolio which is expected to benefit from the anticipated increase in carbon credit prices due to favourable market fundamentals.

Carbon Credits

The term “carbon credits” is used to collectively refer to carbon allowances, carbon offsets, forest offsets and other environmental attributes including, without limitation, renewable energy certificates and clean/low carbon fuel standard credits. Carbon credits can be generated from projects including but not limited to, forestry and land use, renewable energy, improved energy efficiency, agriculture, transportation, household devices, biomass and biogas facilities, waste disposal, carbon capture, utilization and storage (“CCUS”), wetland restoration, and other industrial projects.

Typically, a carbon credit represents one tonne of carbon dioxide (“tCO2”) or the carbon dioxide equivalent (“tCO2e”) of another greenhouse gas (based on the amount of heat it traps in the atmosphere) that is prevented from entering or being absorbed from the atmosphere. Every 4.60 tonnes of CO2e removed from the atmosphere is the equivalent of removing one average passenger vehicle for a year (Source: EPA).

Carbon Streaming Impact Investing Policy

The Company’s purpose is to generate attractive returns for stakeholders through the provision of innovative capital solutions for projects that demonstrably advance the transition to a low-carbon future, with a particular focus on projects with Co-Benefits which advance one or more of the 17 UN SDGs. This focus begins at the identification of potential investments. Due to the nature of our business, our capital will necessarily be deployed to projects that combat climate change. In our view however, while every carbon credit represents one less tonne of CO2e in the atmosphere, not every carbon credit is equal in its contribution to a sustainable future.

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Management will seek, wherever possible, investments that make a sustainable impact beyond the removal, avoidance or sequestering of GHG emissions. Our sustainable investment screen will ensure the consideration of factors that may augment the sustainable impact of our capital beyond advancing climate action, while also ensuring attractive financial returns. These considerations may take the form of protecting endangered species or providing tangible benefits to the communities in the project area, or other activities which advance sustainable development (commonly referred to as “Co-Benefits”). It is our belief that by focusing on these goals, the carbon credits in our portfolio will attract a premium, which should increase the financial returns to our Shareholders. Given the decades long relationship that results from a carbon stream, the Company believes it is vitally important to partner with developers and project operators who share our goal to be instrumental in the transition to a sustainable, low-carbon economy.

Streaming Business

The Company provides alternative financing, particularly streams and royalties, to finance projects that generate or are expected to generate carbon credits for sale in the voluntary and/or compliance markets. A carbon credit stream is a flexible, customizable financing alternative allowing developers, aggregators and/or owners of projects which require substantial capital to bring projects to fruition which will advance the transition to a low-carbon future. Similar financing structures, including streams and royalties, have been used extensively in the music, publishing, pharmaceutical, franchising, and precious and base metals sectors to provide an alternative to traditional sources of capital at an attractive cost. In a stream agreement, the holder makes an upfront payment in exchange for the right to purchase all, a fixed percentage of, or a specified amount of the subject of the stream (e.g. song royalties, ounces of gold, etc.) at a pre-agreed price or a percentage of a reference price for the term of the agreement, which is typically for a long term. Stream interests are established through a contract between the holder and the property or asset owner. Streams are not typically working interests in a property or an asset and, therefore, the holder is not responsible for contributing additional funds for any purpose.

A carbon credit stream is a contractual agreement whereby the stream purchaser makes an upfront payment (in the form of cash, shares or other consideration) in return for the right to receive all or a portion of the future carbon credits generated by a project or an asset over the term of the agreement. An additional payment may be paid per carbon credit to the project or asset developer or owner when the carbon credits are delivered to the stream purchaser or when the carbon credits are sold by the stream purchaser.

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The stream agreement provides the stream purchaser with exposure to carbon credits and potential price appreciation upside without taking on the operating responsibility and risk of managing a carbon offset project. To minimize risk of non-delivery of the carbon credits, the stream purchaser may take security over the property, asset of the seller or the rights to the carbon credits.

Benefits of streams to the project developer or asset owner include an upfront payment and annual income over the project life. The developer or owner may use the upfront payment to fund project development on existing or new project activities, verification of carbon credits or for general corporate purposes. In some cases, the stream purchaser may assist the owner with implementation of the carbon offset project, including feasibility studies, registration, validation and verification, all of which may be too costly and complex for an owner to do on its own. A portion of the stream payments may also be invested locally to advance UN SDGs and improve the livelihood of the surrounding communities. Stream payments invested back into a project to fund activities, such as conservation or community programs to prevent deforestation, may result in higher GHG emissions reductions than originally projected thereby leading to an increase in the carbon credits generated by the project. Given the collective experience of its management team, Board and Advisory Board, Carbon Streaming believes it is ideally positioned to select projects and provide stream or royalty financing to those projects which will benefit from this financing structure.

Acquisition Growth Strategy

Carbon Streaming believes there is significant potential for stream-based financing in the carbon markets. There are currently over 4,700 carbon offset projects listed in the four largest voluntary carbon credit registries, which is anticipated to significantly increase in response to rapidly increasing demand for carbon credits. Carbon Streaming is positioning itself to not only be able to provide funding to developers or project owners looking to innovatively finance new carbon offset projects or monetize some or all of their existing or future carbon credits today, but also to be able to market high quality carbon credits to the buyers that will need them to meet their regulated or voluntary requirements or goals as they offset their carbon footprint.

The Company’s Carbon Credit Portfolio

The Company’s current carbon credit portfolio is comprised of streaming agreements for three different projects: Rimba Raya, MarVivo and Cerrado Biome. Each of these projects is accredited, or expects to be accredited, under the Verified Carbon Standard (“VCS”), the largest global voluntary carbon standard, which is administered by Verra, an international institution based in Washington D.C. See “- Background on Carbon Markets - Credit Verification Standards” for more information about crediting standards.

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Under each streaming agreement the Company has provided the project developer (also referred to as the project proponent) with an upfront payment, in exchange for the right to receive all or a portion of the future carbon credits generated by the project over the term of the streaming agreement, which is typically the remaining crediting life of the project. The project developer will also receive a percentage of the revenue generated by the Company from the sale of the project carbon credits. For these projects, the streaming model allows the project developer to begin implementation of project activities immediately and the project can quickly become self-sustaining through the proceeds of ongoing credit sales.

Summary of Projects

	Rimba Raya	MarVivo	Cerrado Biome
Project Description	One of the world’s largest initiatives to protect tropical lowland peat swamp forests	Blue carbon mangrove forest and associated marine habitat conservation	Scale up project to avoid the conversion of native forest and grasslands to commercial agriculture in the Cerrado Biome
Location	Central Kalimantan, Borneo, Indonesia	Magdalena Bay, Baja California Sur, México	Cerrado, Brazil
Project Developer/ Proponent(s)	InfiniteEARTH	Fundación MarVivo Mexico, MarVivo Corporation and CONANP	Ecosystem Regeneration Associates – ERA Brazil
Project Size	~65,000 hectares	~22,000 hectares of mangroves	Currently ~11,000 hectares with expansion plans underway
Project Status	Validated & Registered	Development	Development
Development Budget	n.a.	US$6 million	US$0.5 million
Initial Crediting Year	2009	Est 2022	2017
Project Life	30 years (20 years remaining)	30 years	30 years
Project Type	REDD+	To be developed as REDD+	REDD+ grouped project
Certifications	VCS Verified, CCB Triple Gold, SD VISta	n.a.	Expected to be VCS Verified, SOCIALCARBON Standard
Total GHG Emission Reduction (life of carbon offset project)	~130 million tCO2e	~26 million tCO2e	~15 million tCO2e (assumes scale-up)
Non-Profit Partnerships	Tanjung Puting National Park and Orangutan Foundation International	NAKAWE Project	n.a.

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	Rimba Raya		MarVivo		Cerrado Biome
Additional Benefits	●	Achieves all 17 UN SDGs	●	Protects several species on the IUCN RED list	●	Advances environmental education and professional development and biodiversity preservation
	●	Protects endangered Bornean Orangutan and other IUCN RED listed species	●	Creates an ecotourism industry
			●	Estimated US$2M annual direct benefits to local communities

Rimba Raya Investment and Project Overview

The Company has a purchase and sale agreement dated July 30, 2021 (the “Rimba Raya Stream”) with InfiniteEARTH Limited (“InfiniteEARTH”), the developer of the Rimba Raya Biodiversity Reserve Project (“Rimba Raya”), a REDD+ project (pursuant to the framework of the Reducing Emissions from Deforestation and forest Degradation (“REDD”)) that has been conserving tropical lowland peat swamp forests in Central Kalimantan, Indonesia for over a decade and contributes to all 17 of the UN SDGs. Under the Rimba Raya Stream InfiniteEARTH has agreed to sell to the Company all carbon credits generated from Rimba Raya, subject to the terms and conditions of the Rimba Raya Stream. Rimba Raya, for which InfiniteEARTH has exclusive carbon and marketing rights, is expected to create over 70 million credits over its remaining 20-year crediting period (approximately 3.5 million carbon credits per annum).

Pursuant to the terms of the transaction, the Company made an upfront cash investment of US$22.3 million for the Rimba Raya Stream and entered into a strategic alliance agreement (the “SAA”) with the founders of InfiniteEARTH (“Founders”). InfiniteEARTH is an organization that develops and manages conservation land banks and provides environmental offsets and corporate social responsibility (CSR) solutions to companies across the globe. See “—Other Agreements – InfiniteEARTH Strategic Alliance Agreement”.

Under the terms of the Rimba Raya Stream, InfiniteEARTH will deliver 100% of the carbon credits generated by Rimba Raya (which currently is approximately 3.5 million carbon credits per annum) less up to 635,000 carbon credits per annum that are already committed to previous buyers. For all carbon credits that Carbon Streaming acquires under the Rimba Raya Stream, the Company will make ongoing payments to InfiniteEARTH for each carbon credit that is sold under the stream. In accordance with the terms of the Rimba Raya Stream, the Company is entitled to obtain security over the project carbon credits and implement a security agreement with InfiniteEARTH. The Company anticipates the next issuance of carbon credits, and first delivery pursuant to the Rimba Raya Stream, to occur in the first half of 2022.

Osisko Gold Royalties Ltd (“Osisko”) has provided notice to the Company that it has elected in principle to exercise its participation rights in respect of the Rimba Raya transaction. See “Material Contracts”. If Osisko exercises its participation right, Osisko will pay 20% of the upfront payment (making the net investment for the Company US$17.84 million) and Osisko will receive 20% of the Rimba Raya Stream.

Rimba Raya, located on the island of Borneo in the province of Central Kalimantan, Indonesia, is one of the world’s largest initiatives to protect and preserve tropical lowland peat swamp forests - one of the land ecosystems with the highest carbon storing capacity but also one of the most highly endangered ecosystems in the world. Since 2008, Rimba Raya has been an InfiniteEARTH project.

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Rimba Raya follows the REDD framework and is considered a REDD+ project. REDD+ is a concept defined at the 2010 United Nations Climate Change Conference that augments REDD with the active prevention of forest degradation through forest management and enhancement of carbon stocks through afforestation. The project achieves GHG emission reductions by protecting 64,977 hectares of tropical lowland peat swamp forests from deforestation and preventing their conversion into palm oil plantations. Rimba Raya was also designed to protect the biodiversity of the adjacent world renowned Tanjung Puting National Park by creating a physical buffer zone on the full extent of the ~90 km eastern border of the park. The project area is rich in biodiversity, especially the endangered Bornean orangutan, with over 100 of the animals listed on the International Union for Conservation of Nature Red List of Threatened Species (IUCN RED) located within the Rimba Raya reserve.

Rimba Raya is verified under VCS. It was the first REDD+ project to receive a “triple-gold” validation under the Climate, Community and Biodiversity Standard (“CCB Standard”) for climate change adaptation benefits, exceptional community benefits and extraordinary biodiversity benefits. In addition, Rimba Raya was the first REDD+ project to be validated and verified under the Sustainable Development Verified Impact Standard (“SD VISta Standard”) for its contribution to the UN SDGs, contributing to all 17 UN SDGs. Rimba Raya is the only REDD+ project in the world that has been verified by the SD VISta Standard as contributing to all 17 UN SDGs. The infographic on page 11 sets out how Rimba Raya meets all 17 of the UN SDGs.

A total of 130 million tCO2e GHG emissions are projected by InfiniteEARTH to be reduced and avoided at Rimba Raya over the 30 years of the project. After assessing a 20% risk buffer, the total estimated reduced emissions under VCS are approximately 105 million tCO2e or 3,527,171 tCO2e per year.

A total of 36.5 million tCO2e verified emissions reductions have occurred at Rimba Raya and a total of 33.2 million tCO2e Verified Carbon Units (“VCUs”), the carbon credit unit of the Verra registry, have been issued as of June 30, 2019. The project has generated more net GHG emissions reductions (+12%) than was originally expected in the project design documentation (“PDD”) as filed on September 20, 2011.

Rimba Raya recently underwent its fifth VCS monitoring period and fourth CCB monitoring period for the time from June 23, 2017, to June 30, 2019, which resulted in 6,890,938 tCO2e VCUs being issued for the approximate two-year period. In its verification report for this monitoring period, Aenor International S.A.U. (“Aenor”) verified that the project met the requirements of both standards and validated the calculations of net GHG emission reductions. Aenor also completed the validation and verification of the project for its initial SD VISta accreditation in September 2020.

The next VCS verification period will be from July 1, 2019, to June 30, 2021 with an estimated 7 million tCO2e VCUs expected to be issued in the first half of 2022, which will be under the terms of the Rimba Raya Stream. This verification period has been impacted by the COVID-19 pandemic. The Rimba Raya Stream requires Rimba Raya to have its GHG emissions reductions verified each year going forward so that VCUs may be issued annually.

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Rimba Raya Verified Sustainable Development Goals

A portion of the revenue generated from the sale of carbon credits goes directly to Rimba Raya to support local community development and provincial government infrastructure. In addition, money spent on project area protection and conservation can potentially lead to higher GHG emission reductions, and thereby increased carbon credits in future years. These activities include building towers to watch for wildfires or deforestation activities, cleaning rivers and planting mangroves for reforestation. Community involvement is vital for these activities which encourages local people to take an active part in continual project development. Community involvement is also enhanced through the development of programs to improve quality of life, such as water filtration systems, floating healthcare facilities, scholarships, and solar energy. All of which make significant contributions to Indonesia’s sustainable development goals and UN climate commitments.

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A portion of the initial cash consideration paid by Carbon Streaming for the Rimba Raya Stream will go directly to Rimba Raya to fund their activities and community programs. InfiniteEARTH plans to utilize a portion of the upfront proceeds to advance an agroforestry with a mix of indigenous crop in community farms, additional orangutan release camps and increased education scholarships. Additionally, InfiniteEARTH plans to increase the frequency of floating medical clinic trips and expanded medical services, equipment and medical personnel for the communities surrounding Rimba Raya.

MarVivo Investment and Project Overview

Carbon Streaming has a purchase and sale agreement dated May 13, 2021 (the “MarVivo Stream”) with Fundación MarVivo Mexico, A.C. and MarVivo Corporation with respect to the MarVivo Blue Carbon Conservation Project (“MarVivo”), a mangrove forest and marine habitat conservation project to be developed in Magdalena Bay in Baja California Sur, Mexico that is expected to be developed as a REDD+ project and is expected to generate approximately 26 million “blue carbon” credits over its 30 year project life (approximately 0.8 million carbon credits per annum), which is expected to close in Q4 2021.

Under the MarVivo Stream the Company agreed to invest US$6 million to implement the MarVivo project, which is in Magdalena Bay in Baja California Sur, Mexico, which is focused on the conservation of mangrove forest and its associated marine habitat. MarVivo is being developed by Fundación MarVivo Mexico, A.C. and MarVivo Corporation in partnership with Mexico’s National Commission for Protected Natural Areas (“CONANP”). The non-profit group NAKAWE Project, as well as the local communities of San Carlos (population ~5,000) and Lopez Mateos (population ~3,000), are also stakeholders involved in the project.

The MarVivo Stream is to deliver the greater of 200,000 carbon credits or 20% of verified credits generated by the project on an annual basis, for a term of 30 years starting on date of the first delivery of carbon credits, which is expected to occur in the first half of 2023. To acquire the MarVivo Stream, Carbon Streaming agreed to pay MarVivo Corporation an upfront payment of US$6 million, which is expected to fully fund the initial project development costs. US$2 million in cash will be paid upon closing, and the balance will be paid in four installments upon specific milestones being met during project development, with the final milestone payment being made upon verification of the project. In addition, the Company will make ongoing payments to MarVivo Corporation for each carbon credit that is sold under the stream. The Company expects the MarVivo transaction to close in Q4 2021, as it is pending to receive final local regulatory approval for the project. On closing, the Company is entitled to obtain security over the project carbon credits and implement a security agreement with MarVivo Corporation.

Osisko has provided notice to the Company that it intends to exercise its 20% participation rights in respect of the MarVivo transaction. See “Material Contracts”. With Osisko’s exercise of its participation right, Osisko will pay 20% of the upfront payment (making the net investment for the Company US$4.8 million) and Osisko will receive 20% of the MarVivo Stream.

Magdalena Bay is home to Baja’s largest mangrove forest creating an incredibly diverse and unique ecosystem. It is known for its pristine habitat and is home to a large diversity of sharks, whales, and a variety of other species, including multiple listed as endangered. The Mexican State of Sinaloa has undergone significant deforestation of mangroves due to intensive shrimp farming and the MarVivo project intends to prevent the same from occurring in Magdalena Bay. The project covers approximately 22,000 hectares and plans to limit deforestation, promote wildlife conservation, and generate unique benefits for the local communities. It is expected that the REDD+ framework will be used to define the project so that “blue carbon” credits may be generated to fund project activities and support the local communities.

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Blue carbon refers to carbon stored in coastal and marine ecosystems. Blue carbon ecosystems are major sources for sequestering and storing carbon. According to the National Oceanic and Atmospheric Administration of the United States (NOAA), mangroves and coastal wetlands annually sequester carbon at a rate ten times greater than mature tropical forests. They also store three to five times more carbon per equivalent area than tropical forests.

A portion of the proceeds from the sale of MarVivo’s REDD+ carbon credits will support projects in local communities designed to address poverty, one of the main drivers of deforestation, and create new economic opportunities like ecotourism and sustainable sea scallop farming. The intent is to displace the shrimp farming that is occurring in the area surrounding the project which has led to high rates of mangrove deforestation. Approximately US$2 million of direct annual benefits are estimated to be received by the local communities once MarVivo is fully operational. Project developers, government partners, CONANP and local communities have committed to obtaining World Heritage Site status for the area due to its unique nature. Designation as a World Heritage Site would benefit the area through international recognition and legal protection, and further fund efforts to help facilitate conservation and development of ecotourism.

Annual GHG emissions reductions for MarVivo are estimated at 872,122 tCO2e by MarVivo Corporation, which totals approximately 26 million tCO2e over the initial 30-year project life. MarVivo Corporation plans to have the project registered and validated under the VCS and CCB Standard. The project start date for crediting is anticipated to be January 1, 2022, with the first carbon credits from the MarVivo project expected in the first half of 2023. The Company believes the MarVivo carbon credits will attract premium pricing due to being “blue carbon” credits and the additional Co-Benefits that will be attributed to the project.

Cerrado Biome Stream and Project Overview

Carbon Streaming has a purchase and sale agreement dated September 8, 2021 (the “Cerrado Biome Stream”) with Ecosystem Regeneration Associates – ERA Brazil (“ERA”) with respect to ERA’s Avoided Conversion Cerrado project in Brazil (the “Cerrado Biome”) that is being developed as a REDD+ grouped project.

Under the Cerrado Biome Stream the Company agreed to invest US$0.5 million to implement and scale up the Cerrado Biome project, which is aimed at protecting native forests and grasslands in the Cerrado biome, one of the most biodiverse savannah regions in the world. Verification of the project is underway with Verra, through the VCS Standard, under a grouped project model and is anticipated to be completed in late 2021, with credit sales beginning in 2022. In accordance with the terms of the Cerrado Biome Stream, the Company is entitled to obtain security over the project’s carbon credits and implement security with ERA.

The Company’s expectation is that the project will generate an average of approximately 0.5 million carbon credits per year over its 30-year project life, with initial credit generation of approximately 0.1 million carbon credits per year. ERA has adopted the reputed SOCIALCARBON Standard, a framework developed in Brazil by the Ecológica Institute to monitor social, environmental and economic co-benefits through 18 indicators as well as contributions to multiple UN SDGs.

The Cerrado Biome project is a pioneering initiative for native vegetation conservation of private lands in the Brazilian Cerrado, under significant threat due to expanding commercial agriculture (soy, corn, cattle) in the region. Also known as the “inverted forest”, due to the huge and deep-dwelling root-system of its native vegetation (storing considerable amounts of carbon), it is the birthplace of key springs that feed major watersheds in Brazil and Latin America, including the largest aquifer of the continent, the Guarani. The Cerrado Biome project offers a new innovative alternative for landholders to protect surplus native vegetation while generating sustainable revenue – receiving payments for conservation through the voluntary carbon market. The project currently consists of two land parcels that cover approximately 11,000 hectares with expansion plans to bring in additional parcels of land to increase the annual carbon credit generation.

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A portion of future carbon revenues under the Cerrado Biome Stream will be re-invested locally to support thriving communities and preserve the unique biodiversity of the region, promoting regional development and landscape connectivity through green corridors and agroforestry systems. Activities include environmental education and professional development, fire prevention, monitoring water quality and biodiversity preservation of such keystone species such as jaguars, tapirs, macaws, maned wolves, giant armadillos, and giant anteaters.

BCI Term Sheet

The Company has entered into an exclusive term sheet (the “BCI Term Sheet”) with Bonobo Conservation Initiative (“BCI”) to provide initial funding of US$500,000 for BCI to develop two carbon credit projects within the Bonobo Peace Forest (“BPF”) located in the Democratic Republic of Congo (the “DRC”). The specific terms of definitive streaming agreements will be determined once the initial feasibility study work for the carbon credit projects has been completed. The two projects account for over 67% of the total 5,258,700 hectares (ha) area within the BPF and offer a combined potential to avoid and remove hundreds of millions of tonnes of CO2e over the 30-year span of the agreement. They are located within the Sankuru Nature Reserve (3,057,000 ha) and the Kokolopori Bonobo Reserve (479,480 ha). These projects are expected to generate multiple social and economic benefits for local communities and help spearhead biodiversity conservation measures. The REDD+ framework will be used to define the projects, both of which are anticipated to be certified through the VCS. The Company expects the projects to be developed over the next 18-24 months.

Other Agreements

InfiniteEARTH Strategic Alliance Agreement

Concurrent with entering into the Rimba Raya Stream, the Company, InfiniteEARTH and the Founders entered into the SAA. Under the SAA, the Founders have agreed to provide consulting services to the Company, which will consist of carbon project advisory services, carbon credit marketing and sales services, as well as assisting the Company with due diligence initiatives on new potential carbon investment opportunities. In addition, the Founders have provided Carbon Streaming with a right of first refusal on any future carbon streaming or royalty financing transaction for projects that are planned in the future, which includes a portfolio of blue carbon projects throughout the Americas. The initial term of the SAA is ten (10) years, with the option to renew the agreement for two successive five (5) year terms. No additional fees are payable to InfiniteEARTH and the Founders during the initial ten (10) year term.

Pursuant to the terms of the SAA, as consideration for the consulting services and right of first refusal on future projects, the Company made an upfront cash investment of US$4.0 million to InfiniteEARTH and issued 22,695,900 Common Shares (the “Founders’ Common Shares”) to the Founders for entering the SAA. The Founders’ Common Shares are currently being held as security to guarantee the obligations of InfiniteEARTH under the Rimba Raya Stream, with 1/3 of the Founders’ Common Shares being released annually. The Founders have indicated that they intend to use the consideration from the SAA to build a robust team to develop a portfolio of blue carbon projects through the Americas.

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The transactions under the Rimba Raya Stream and SAA were completed effective August 5, 2021. Osisko has provided notice to the Company that it has elected in principle to exercise its participation rights in respect of the Rimba Raya transaction, which includes the SAA. See “Material Contracts”. If Osisko exercises their participation rights, Osisko will pay 20% of SAA consideration.

WZ JV Agreement

The Company has formed a strategic partnership with WilsonZinter Enterprises Ltd. (“WZ”), a First Nations business in British Columbia, to source and finance investment opportunities in collaboration with British Columbia First Nations and develop projects within their territories to combat climate change through the reduction of GHG emissions. In partnership, the Company and WZ will meet with First Nations officials to finance and develop carbon offset projects to meet such anticipated project benefits as reforestation and improved forestry management, wetland restoration, and associated efforts to protect the area’s rich biodiversity and partnership with First Nations to offer sustainable economic development, employment, and environmental education opportunities for self-sufficient communities. No carbon offset projects have been developed with WZ as of the date of this AIF.

Other Carbon Market Investments

The Company from time to time intends to make various investments in companies that are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits markets.

Background on Carbon Markets

Global Climate Initiatives

The United Nations Framework Convention on Climate Change (“UNFCCC”), signed in 1992, established an international environmental treaty to “prevent dangerous human interference with the climate system”. The framework was designed primarily as a means to begin and support a process for future, and more detailed, agreements about how to respond to climate change.

In 2015, as a key element under the UNFCCC, the Paris Agreement (the “Paris Agreement”) was adopted to set the world on a course towards sustainable development, aimed at holding global average temperature increases to 2°C above pre-industrial levels, while also pursuing efforts towards limiting the temperature increase even further to 1.5°C. Reaching the 1.5°C target requires that GHG emissions are cut by approximately 50% of current levels by 2030 and a balance between GHG emissions and removals, known more simply as the “net-zero” goal, is reached by 2050.

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Pathway to reach the 1.5°C goal of the Paris Agreement (Total CO2 Net Emissions)1

Note:	570GT of cumulative CO2 emissions from 2018 for a 66% chance of a 1.5oC increase in global mean surface temperature (GMST). While emissions fell by a quarter at the peak of COVID-related lock-down, daily emission have rebounded to be only 5% lower than 2019 levels. Scenarios to 2050 still remain the same.

In August 2021, the Intergovernmental Panel on Climate Change (“IPCC”) released their Sixth Assessment report, which stated “Global warming of 1.5°C and 2°C will be exceeded during the 21st century unless deep reductions in carbon dioxide (CO2) and other greenhouse gas emissions occur in the coming decades.” According to the report, even with drastic emissions cuts to 2030, average temperatures could still rise 1.5°C by 2040 and possibly 1.6°C by 2060 before stabilizing, a decade earlier than the IPCC concluded in their previous report published less than three years ago.2

In response to the Paris Agreement and net-zero goal, countries have increased their commitments to reduce global GHG emissions. In 2020 and 2021, many countries announced more aggressive GHG emission reduction goals while others pledged to be “carbon-neutral” or “net-zero” by 2050. The Energy and Climate Intelligence Unit, a non-profit organization in London, currently tracks the net-zero commitments of countries, which can be found on their website at https://eciu.net/netzerotracker.

Carbon Pricing

Carbon pricing is expected to play a critical role in efforts to move to a net-zero goal by incentivizing innovation and progress in decarbonization technologies. Carbon pricing is about recognizing the cost of pollution and accounting for those costs in daily decisions while incentivizing consumers and producers to shift away from high-emissions processes and products to low-carbon alternatives.

Carbon pricing essentially puts a price on GHG emissions, which is often expressed as a monetary unit per tCO2e. Carbon dioxide equivalent converts other GHGs, such as methane and nitrous oxide, into the amount of CO2 which would have the equivalent global warming impact. It enables different GHGs to be combined and described in a common unit.

1 Taskforce on Scaling Voluntary Carbon Markets, Final Report, January 2021.

2 IPCC, Sixth Assessment Report: Climate Change 2021 – The Physical Science Basis, August 9, 2021.

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Carbon pricing is being used by governments as a cost-effective tool to achieve their GHG emissions reduction goals. According to the World Bank Group, there are presently 64 carbon pricing initiatives in the form of carbon taxes or emission trading systems (“ETS”) that have been implemented or are scheduled for implementation by national, subnational or regional jurisdictions. In an ETS, a jurisdiction or coalition of members sets a cap on the total annual GHG emissions to be generated by specific industries. The cap then declines annually to achieve the climate goals of the jurisdiction or members. Carbon allowances equal to the emissions cap may then be freely allocated and/or auctioned to emitting entities who may then trade these allowances between them.

Carbon prices in many jurisdictions, however, remain substantially lower than those needed to achieve the objectives of the Paris Agreement, with half of covered emissions priced at less than US$10/tCO2e as of May 2020. The High-Level Commission on Carbon Prices, led by former World Bank chief economist Nicholas Stern, estimated that carbon prices of at least US$50-100/t CO2e are required by 2030 to cost-effectively reduce emissions in line with the Paris Agreement.

Companies have also begun incorporating an internal carbon price into their business operations, risk management and investment decisions to account for current or future regulation that could increase the cost of emissions. An internal carbon price places a charge on the amount of carbon dioxide emitted from assets and/or investment projects so a company can see its financial impact on its business. According to a recent report by the CDP3, corporate adoption of carbon pricing is rising, with the number of companies using or planning to use an internal carbon price increasing 80% over the last five years to more than 2,000 companies with a combined market capitalization of US$27 trillion. This includes nearly half (226) of the world’s 500 biggest companies by market capitalization. CDP’s analysis found that the median internal carbon price disclosed by companies in 2020 was US$25 per tonne of CO2e, which is below the level some experts say is needed to achieve the goals of the Paris Agreement. The UN Global Compact calls on companies to set an internal carbon price at a minimum of US$100 per metric ton over time.

Overview of Carbon Credit Markets

The Kyoto Protocol, which went into force on February 16, 2005, operationalized the UNFCCC by having countries commit to limit and reduce their GHG emissions in accordance with agreed individual targets. The protocol set binding emission reduction targets for 37 industrialized countries and economies in transition and the European Union which added up to an average of 5% below 1990 levels over the five-year period 2008 to 2012 (the first commitment period). The Kyoto Protocol served to pioneer new approaches for fighting climate change and the development of two broad types of carbon markets: compliance and voluntary.

3 CDP, Putting a Price on Carbon, April 2021.

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The Kyoto Protocol enabled the 15 original member states of the European Union to join together to be treated as a single entity with one emissions cap for compliance purposes and led to the creation of the EU Emissions Trading Scheme (“EU ETS”), which came into force in 2005. The EU ETS was the world’s first ETS and today remains the largest compliance carbon market by value (it was also the largest ETS by volume until China launched its national ETS in July 2021). As discussed in “Carbon Pricing”, ETSs are created and regulated by national or regional jurisdictions and collectively form the compliance carbon market. Carbon allowances that are created in an ETS are primarily traded within their specific compliance market, but can also be traded on secondary markets, which may or may not be regulated.

The global voluntary carbon markets function outside of the jurisdictional compliance market(s) and allow corporations, governments, asset managers and individuals that have voluntarily agreed to offset their GHG emissions to purchase carbon credits in the voluntary market in order to achieve their sustainability objectives. Carbon credits are purchased on the voluntary market and then “retired” by the purchaser to offset their GHG emissions. The issuing, transferring and retiring of carbon credits is executed through a registry (e.g. Verra). Registries maintain transaction records for all issuances, transfers and retirements throughout a project’s carbon credit life cycle.

Some carbon credits created in the voluntary markets are permitted to cover a portion of the emissions of a regulated entity in certain ETSs. Because demand for compliance carbon credits is driven by regulatory obligations, their prices tend to be higher than carbon credits issued solely for the voluntary market.

Currently, the voluntary markets represent a small portion of the total carbon market, with approximately US$320 million in trades in 2019, representing 104 MtCO2e in carbon credits.4 In comparison, global compliance markets traded €229 billion (US$261 billion) in value representing volume of 10.3 GtCO2e in 2020.5

However, voluntary markets are expected to have strong growth in both volume and value of credits going forward.6 The Taskforce on Scaling Voluntary Carbon Markets estimates that demand in the voluntary market for carbon credits could grow by approximately 15-fold to 1.5 to 2 GtCO2 of carbon credits per year in 2030 from today, and by 100-fold to 7 to 13 GtCO2 per year by 2050.

In January 2021, Trove Research undertook an analysis on the potential size of the voluntary carbon markets. They projected a range for demand of carbon offsets in 2030 to be 500 to 900 MtCO2e, increasing to 3 to 9.5 GtCO2e in 2050. The projected market value of the voluntary carbon market estimated by Trove Research is shown in the figure below with the green representing their low scenario (corporate demand for carbon offsets increases at 19% annually to 2025 (the average rate of growth over the last 4 years) and then 10% annually from 2025 to 2050) and the blue representing their high scenario (19% annual growth to 2030 and 15% annual growth to 2050). Both Trove Research scenarios exclude additional demand from Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA) and EU oil companies.

4 Ecosystem Marketplace “State of the Voluntary Carbon Markets 2020”, September 2020.

5 Refinitiv, Carbon Market Year in Review 2020.

6 Trove Research – The Global Voluntary Carbon Market (January 2021).

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Voluntary carbon market size projections7

Carbon Credit Exchanges & Pricing

Carbon credits are traded on both private and public markets. Some exchanges that specialize in the trading of carbon credits include the European Climate Exchange, the NASDAQ OMX Commodities Europe exchange, and the European Energy Exchange. The prices of carbon credits are primarily driven by the levels of supply and demand in the markets.

There are several factors that determine the price paid for a particular voluntary carbon credit including: project activity (such as forestry, renewable energy, waste disposal, carbon capture, etc.), location, vintage (the year the credit was created), verification standard and associated Co-Benefits (such as job creation, water conservation or preservation of biodiversity).

Projects Generating Carbon Credits

Projects generating carbon credits are typically grouped into two categories: (i) avoidance / reduction projects, such as forest conservation, renewable energy or methane capture and (ii) removal / sequestration projects, such as reforestation/afforestation, wetland restoration or direct air capture technology, the most common of which are explained in further detail below.

●	Forests. Approximately 80% of the earth’s above-ground carbon and 40% of below-ground carbon is in forests. Forestry projects have been popular not only because of the carbon sequestration potential of forests, but also for their ability to potentially deliver additional environmental and social benefits for local communities, such as job creation, water conservation, flood prevention, control of soil erosion, protection of fisheries and preservation of biodiversity, cultures and traditions. Afforestation projects are efforts that help create a forest on land that was previously barren. Reforestation projects, on the other hand, involve replanting trees in an area that has been deforested. Collectively, afforestation and reforestation projects act as carbon sinks (i.e. natural or artificial deposits that store more carbon than they emit, such as oceans, forests and artificial carbon sequestration technologies that remove carbon from the air). Forest conservation includes projects which help protect existing forests that would have otherwise been deforested without such conservation efforts and the revenue generated from carbon credits.

●	Improved energy efficiency. Carbon credits may be created from improved energy efficiency achieved by the installation of energy efficient products and technologies, fuel switching or the substitution of fossil fuel generation assets with solar, wind, hydro, geothermal or biomass alternatives. Costs of solar and other renewables projects vary based on the type of renewable, the geographic location of the project and project scale.

7 Trove Research – The Global Voluntary Carbon Market (January 2021).

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●	Wetland restoration. Wetlands are globally important carbon sinks, storing vast amounts of carbon. Peatlands hold a disproportionate amount of the earth’s soil carbon, and coastal wetlands such as mangroves, salt marshes and sea grass beds are vital for the sequestration of “blue carbon” (the high-density and long-life carbon that accumulates in coastal systems as a result of their high productivity and sediment trapping ability).

●	Methane capture. These projects capture methane from landfills or agricultural sources and by doing so can have additional benefits of lowering the risk of groundwater and soil contamination and air pollution for adjacent communities. These projects generally destroy GHGs by flaring, in turn generating electricity that can be harnessed for other purposes such as heating or fuel for vehicles.

The Cost of Carbon Credit Projects

Carbon credit projects have various cost points that may make them more or less attractive for companies or developers to pursue in order to achieve their climate initiatives.

The table below shows the steep cost curve associated with carbon sequestration activities, which includes natural carbon sinks and CCUS that reduce net emissions by removing carbon from the atmosphere. The table depicts carbon abatement potential as a result of prospective sequestration technologies. Given that direct air carbon capture storage’s (DACCS) carbon abatement potential is essentially limitless, the x axis is arbitrary and not intended to define potential bounds.

Carbon sequestration cost curve (US$/tCO2) and the GHG emissions abatement potential (GtCO2)8

As the cost curve demonstrates, high carbon prices are required to fund the activities needed for the world to reach net-zero emissions, some of which involve new and innovative technologies that will require significant capital to reach commercial scalability.

8 Goldman Sachs, Carbonomics - Innovation, Deflation and Affordable De-carbonization, October 13, 2020. CCS=carbon, capture and storage; DACC=direct air carbon capture.

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Credit Verification Standards

Carbon verification standards set the project design, implementation, monitoring, and reporting criteria against which a project’s carbon offsetting activities and/or environmental and social Co-Benefits can be certified or verified. In the voluntary markets, a number of competing standards organizations have emerged with the intent to increase credibility in the marketplace. Some of the more commonly used and internationally recognized standards include the VCS administered by Verra, The Gold Standard, American Carbon Registry and Climate Action Reserve.

One of the major roles of crediting standards is to outline approved accounting methodologies for carbon credit generation. The methodology applied during the initial project design stage will directly influence the duration of the project as well as expected annual carbon credit production. The project developer /proponent is responsible for, among other things, defining the applicable methodology, engaging in the registration process with the applicable standard organization, and cooperating in the annual verification process that ensures the continued generation of credits over the life of the project.

Carbon credits that are certified or verified by recognized standards are generally required to meet the following criteria:

●	Real, quantifiable and measurable. The emission reductions or removal must be realized and quantified based on a credible baseline using a recognized methodology expressed using standard GHG metrics. For example, a range of factors are considered when estimating forest offsets, including existing timber inventory (e.g. age, species, volume), forest management, sustainability constraints, timing of harvests and regeneration strategies, among others. They also cannot be double counted or double claimed.

●	Additional. The project activity must be additional. That is, it would not have existed in the absence of carbon market initiatives and the project reduces emissions or removes carbon dioxide from the atmosphere beyond a business-as-usual scenario. For example, claiming carbon credits from the reduction of methane from a landfill that was required by regulation to capture and destroy that methane would not be considered additional.

●	Permanent. Carbon credits must represent emission reductions or removals that will not be reversed after the credit is issued. If non-permanence is a material issue (e.g. wildfires in relation to forest offsets) then buffer pools can sometimes be put in place to minimize that risk and account for reversals should they occur.

●	Verified. The emissions reductions or removals from the project should be monitored, reported and verified by a qualified, independent third-party in accordance with verification standards.

●	Leakage accounted for and minimized: The carbon offset project should not lead to an increase in emissions elsewhere, or safeguards must be in place to monitor and mitigate any increase that occurs (e.g., leakage deductions from the emissions reductions measured).

●	Do no net harm: Projects should not violate laws, regulations or treaties and environmental and social safeguards must be in place to minimize detrimental effects.

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Verified Carbon Standard (Verra) Overview

The Verified Carbon Standard (VCS) program is one of the most widely used voluntary GHG programs in the world with nearly 1,700 certified VCS projects. 9 In addition, according to Ecosystems Marketplace, as of August 2021, over 85% of all transacted voluntary carbon credits in 2021 were issued through Verra.

The standard helps uphold the creditability of carbon credit projects by subjecting them to a rigorous set of rules and requirements. Once projects have been certified by Verra, project proponents can be issued tradable carbon credits called Verified Carbon Units (VCUs).

There are three key components of the VCS:

●	Independent Auditing: All VCS projects are subject to initial and ongoing desk and field audits by both qualified independent third parties and Verra staff to ensure that standards are met and methodologies are properly applied.

●	Accounting Methodologies: Projects are assessed using a technically robust GHG emission reduction quantification methodology specific to that project type.

●	Registry System: The registry system is the central storehouse of data on all registered projects, and tracks the generation, retirement and cancellation of all VCUs. To register with the program, projects must show that they have met all standards and methodological requirements.

Project Registration Process

In order for Verra and other carbon standards to ensure credits issued are real, quantifiable, additional, not overestimated, permanent, not double counted or claimed, and avoiding harms, a rigorous registration process must be undertaken. The registration process starts with project design, where the project developer/proponent outlines specific project activities, implementation costs, conducts stakeholder consultation, and outlines the accounting methodology for quantifying GHG emission reductions and removals. All of these elements are usually accompanied by a scientific feasibility study and then summarized into a draft project design document (PDD) before being submitted to Verra for initial consideration.

Once the draft PDD has been reviewed by Verra, an approved third-party auditor will be contracted to conduct an independent review of the proposed project. This process, known as ‘validation’, can take up to one year and will involve elements of both site visits and a comprehensive desk review. At the end of the review, a validation report from the third-party auditor along with a final PDD is submitted to Verra for final review, approval and certification.

Once a project is certified by VCS, it is required to be monitored and reviewed by independent auditors on a regular basis. It is during this “monitoring period” that project activities carried out are compared with the activities outlined in the PDD. At the end of each monitoring period, an independent auditor issues a report verifying that the project has met all requirements outlined by the registration authority and has validated the calculations of actual net GHG emission reductions and removals achieved during that monitoring period. Once emissions reductions have been independently verified, VCU credits are then issued by Verra to the project developer/proponent.

9 See https://verra.org/project/vcs-program/

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Co-Benefits

Projects can also achieve additional accreditation under other assessment standards (which are not carbon accounting standards) such as the CCB Standard, SOCIALCARBON and SD VISta. When applied to carbon offset projects, co-benefit accreditation allows carbon offsets to be differentiated based on their underlying social, biodiversity and sustainability co-benefits. For example, the CCB Standard identifies projects that simultaneously address climate change, support local communities and smallholders, and conserve biodiversity and the SD VISta assesses the sustainable development benefits of a project based on the 17 UN SDGs.

Other Information Relating to the Company’s Business

Specialized Skills and Knowledge

The Company’s business requires professionals with skills and knowledge in diverse fields of expertise. The management team, Board and Advisory Board include experts in the fields of streaming, sustainability, conservation, academia, accounting, law and finance who have extensive relationships and networks in their respective industries. As the carbon markets continue to grow and evolve and the Company implements its investment strategy, the Company will continue to rely on its personnel. See “Risk Factors – Dependance on Key Management.”

Social and Environmental Policies

As an ESG principled company, the Company is committed to conducting its business in a socially, environmentally and ethically responsible manner and recognizes the importance of a strong ESG framework to support this goal. The Company has adopted a comprehensive set of corporate policies, including a Code of Business Conduct and Ethics (the “Code”), which reflect its commitment to this standard. A copy of the Code can be found on the Company’s website at www.carbonstreaming.com.

In addition, the Company has an ESG Policy, which articulates the environmental, social and governance standards for management, and has created an Impact Investing Policy which guides its investments. See “Description of the Business - Carbon Streaming Impact Investing Policy.”

Governance

The Board currently consists of six directors, a majority of which are independent. See “Directors and Officers”. The Board has three committees: the Audit Committee, the Compensation Committee and the Corporate Governance, Nominating and Sustainability Committee. All three committees are comprised of independent Board members.

The Board, directly and through its standing committees, works with management to develop fundamental policies and establish strategic objectives that preserve and enhance the sustainability of the business and value of the Company. The Board has oversight of environmental, social and governance matters. The Company is committed to upholding the values set out in its Code and conducting business fairly, with integrity and in compliance with applicable laws. It also has an Anti-Bribery and Anti-Corruption Policy to reinforce the Code.

Employees

As of the date of this AIF, the Company had eight employees. The Company also employs a number of consultants from time to time to assist with various aspects of the administration of its business.

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Bankruptcy and Similar Procedures

The Company has not been the subject of bankruptcy, receivership or similar proceedings (voluntary or otherwise) in the three most recently completed financial years or during or proposed for the current financial year.

Reorganizations

The Company has not been the subject of any material reorganization within the three most recently completed financial years or completed during or proposed for the current financial year, other than described in “General Development of the Business – Three Year History” involving the consolidation of its Common Shares, the Amalgamation, the appointment of new management, the adoption of a new investment strategy focused on carbon markets, and the raising of significant financing.

General Development of the Business

Three Year History

The Company has undertaken the following corporate activities:

●	On September 17, 2021, the Company announced that the Board had approved a future share consolidation, whereby every 5 pre-consolidation Common Shares will be consolidated into one post-consolidation common share.

●	On September 13, 2021, the Company announced that it had entered into the Cerrado Biome Stream. See “Description of the Business – The Company’s Carbon Credit Portfolio”.

●	On August 25, 2021, the Company filed a preliminary non offering prospectus to qualify distribution and trading of the Special Warrants.

●	On August 19, 2021, the Company announced that it had been accepted as a member of the International Emissions Trading Association (IETA), a non-profit business organization created in June 1999 to establish a functional international framework for trading in greenhouse gas emission reductions.

●	On August 3, 2021, the Company announced that it had signed the Rimba Raya Stream and SAA, which subsequently closed on August 5, 2021. See “Description of the Business– The Company’s Carbon Credit Portfolio” and “- Other Agreements”.

●	On July 30, 2021, the Company announced that its Common Shares had commenced trading on the Frankfurt Stock Exchange under the symbol M2QA.

●	On July 27, 2021, the Common Shares and the March 2026 Warrant commenced trading on the NEO Exchange under the symbols “NETZ” and “NETZ.WT”, respectively.

●	On July 19, 2021, the Company completed the Private Placement.

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Year Ended June 30, 2021

●	On June 29, 2021, Justin Cochrane was re-appointed to the Board as part of the Company’s annual shareholders meeting.

●	On June 9, 2021, the Company announced that it had expanded its management team through the addition of Michael Psihogios as Chief Investment Officer, Anne Walters as General Counsel and Corporate Secretary, Alec Kushnir as EVP, Energy Carbon Credit Origination, and Amy Chambers as Director, Marketing, Communications & Sustainability.

●	On June 7, 2021, the Company announced that it had entered into a strategic partnership with WZ. See “Description of the Business – Other Agreements”.

●	On June 3, 2021, the Company announced that it had entered into an exclusive term sheet with BCI. See “Description of the Business – The Company’s Carbon Credit Portfolio”.

●	On May 17, 2021, the Company announced that it had entered into the MarVivo Stream. See “Description of the Business – The Company’s Carbon Credit Portfolio”.

●	On May 12, 2021, the Company completed a private placement for aggregate proceeds of $11,611,000 through the sale of 11,611,000 Common Shares at a price of $1.00 per Common Share.

●	On March 31, 2021, each of R. Marc Bustin, Saurabh Handa and Jeanne Usonis were appointed to the Board and Justin Cochrane resigned from the Board.

●	On March 11, 2021, the Company completed a private placement for aggregate proceeds of $32,474,451 through the sale of 43,299,268 Units at $0.75 per Unit (each Unit consisting of one Common Share and one Warrant exercisable at $1.50 per Common Share until March 2, 2026).

●	On January 27, 2021, the Company appointed Justin Cochrane as President and CEO of the Company, and Conor Kearns as the Company’s Chief Financial Officer. Each of Justin Cochrane, Maurice Swan and Andy Tester were appointed to the Board, and each of Colin Watt, Edgar Froese and Ming Jang resigned from the Board on the same date.

●	On January 27, 2021, the Company completed a private placement for aggregate proceeds of $3,667,500 through the sale of 14,670,000 Units at $0.25 per Unit, with each Unit consisting of one Common Share and one Warrant exercisable at $0.75 per Common Share until January 27, 2026.

●	On December 22, 2020, the Company raised $172,500 through the sale of 3,450,000 Units at $0.05 per Unit, with each Unit consisting of one Common Share and one Warrant exercisable at $0.125 per Common Share until December 22, 2025.

●	On December 16, 2020, the Company raised $70,000 through the sale of 1,400,000 Units at $0.05 per Unit, with each Unit consisting of one Common Share and one Warrant exercisable at $0.125 per Common Share until December 16, 2025.

Year Ended June 30, 2020

●	On June 17, 2020, the Company completed a three-cornered amalgamation (the “Amalgamation”) pursuant to an amalgamation agreement dated June 15, 2020 whereby: (i) the Company’s subsidiary, 1247374 B.C. Ltd. amalgamated with 1247372 B.C. Ltd. (“Fundco”) to form a new amalgamated company, Amalco; (ii) the Company issued an aggregate of 14,280,000 Common Shares to the former shareholders of Fundco (and an equivalent number of Warrants), such that the former shareholders of Fundco became the majority Shareholders of the Company; and (iii) Amalco became a subsidiary of the Company (the “Amalgamation Agreement”).

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●	Effective June 15, 2020, the Company changed its name to “Carbon Streaming Corporation” and completed a consolidation of its then issued and outstanding common shares on the basis of one new consolidated Common Share for every 100 previously issued common shares (so as to have 695,636 post-consolidated Common Shares outstanding).

●	On May 21, 2020, the Company held an annual meeting of its Shareholders at which three new directors were appointed to the Board: Edgar Froese, Ming Jang and Colin Watt.

●	On April 16, 2020, the Company entered into a loan agreement with Fundco whereby Fundco agreed to loan sufficient funds to the Company to enable it to pay all of its then outstanding liabilities. Fundco had been incorporated as an arm’s length entity to raise funds to loan to the Company (and in this regard Fundco raised an aggregate of $714,000 through the sale of units of Fundco).

●	In February 2020, the Company was successful in obtaining full revocation orders to all three cease trade orders (“CTOs”).

Year Ended June 30, 2019 (and prior)

●	Until 2012, the Company’s principal business purpose was to acquire and explore mineral properties in North America. From 2012 to early 2020, the Company was inactive. Since June 2020, the Company’s focus has been on acquiring and investing in carbon credits in the compliance and voluntary carbon markets.

●	The Common Shares previously traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MNV”. The Common Shares were subsequently halted from trading, subject to CTOs and delisted from the TSX-V on May 9, 2017 following the failure of a previous management team to file statements for the fiscal year ended June 30, 2012, and corresponding MD&A and certifications. The CTOs were issued by the British Columbia Securities Commission (November 19, 2012), the Ontario Securities Commission (December 3, 2012) and the Alberta Securities Commission (March 5, 2013).

Risk Factors

An investment in the Company’s securities is subject to various risks and uncertainties, including those set out below, under the heading “Forward-Looking Information” and elsewhere in this AIF. Such risks and uncertainties should be carefully considered by an investor before making any investment decision. If any of the possibilities described in such risks actually occurs, the Company’s business, financial condition and operating results could be materially adversely affected. Investors should carefully consider the risks and uncertainties described below as well as the other information contained in this AIF. The risks and uncertainties described below are not the only ones the Company may face. The following risks, together with additional risks and uncertainties not currently known to the Company or that the Company may deem immaterial, could impair the Company’s business, financial condition and results of operations. The market price of the Common Shares or Warrants could decline if one or more of these risks and uncertainties develop into actual events, and investors may lose all or part of their investment.

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Risks Relating to the Company’s Business, Industry and Operating Environment

Dependence upon key management

The Company is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of the Company are of significant importance. The loss of any such members could negatively affect business operations. From time to time, the Company will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons experienced in carbon markets and the origination, registration, selling and trading of carbon credits is limited, and competition for such persons can be intense. In addition, the number of persons skilled in structuring streams is limited. Recruiting and retaining qualified personnel is critical to the Company’s success and there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the Company’s ability to execute its business model and growth strategy could be affected, which could have a material adverse impact on its profitability, results of operations and financial condition. In addition, although Messrs. Cochrane and Kearns spend significant time with the Company and are highly active in the Company’s management, both Messrs. Cochrane and Kearns do not devote their full time and attention to the Company, as Messrs. Cochrane and Kearns also currently serve as President & Chief Executive Officer and Chief Financial Officer, respectively, of Nickel 28 Capital Corp.

Limited operating history for the Company’s current strategy

Following the completion of the Amalgamation, the Company changed its business strategy from a focus on the natural resource sector to the carbon credits markets. Prior to the Amalgamation, the Company did not have any record of operating under an investment strategy with a focus on carbon credits. As such, the Company is subject to all of the business risks and uncertainties associated with starting a new business, including the risk that the Company will not achieve its financial objectives as estimated by its management.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of the Company’s activities will depend on management’s ability to implement its strategy and on the availability of opportunities related to carbon credit trading, stream agreements for carbon credits, and GHG emission avoidance, reduction and sequestration programs; government regulations; commitments to reduce GHG emissions by corporations, organizations and individuals; and general economic conditions. Although management is optimistic about the Company’s prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved and there is no certainty that the Company will successfully make profitable acquisitions of carbon credits, streams or other interests. In particular, its future growth and prospects will depend on its ability to expand its portfolio of investments while at the same time maintaining effective cost controls. Any failure to expand is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has sought and will continue to seek to invest in carbon credits, and businesses or investments related to carbon credits. In pursuit of such opportunities, the Company may fail to identify or select appropriate investment targets, or negotiate acceptable arrangements, including arrangements to finance the investments. The Company may be unable to identify or select appropriate investment targets in the numbers or at the pace it currently expects for a variety of reasons, including, among other things, the following: (i) the demand for carbon credits failing to develop sufficiently or taking longer than expected to develop; (ii) issues related to identifying, engaging, contracting, compensating and maintaining relationships with developers or owners of projects or negotiate agreements; (iii) issues related to the verification and validation of carbon credits, construction, permitting, the environment, and governmental approvals with respect to projects that generate carbon credits; (iv) a reduction in government incentives or adverse changes in policy and laws with respect to carbon credits; (v) competition for the projects the Company wishes to invest in; (vi) other government or regulatory actions that could impact the Company’s business model.

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Concentration risk

The business of the Company is to invest in carbon credits, and businesses or investments related to carbon credits. Given the concentration of the Company’s exposure to carbon credits, the Company’s investment portfolio will be more susceptible to adverse economic or regulatory occurrences affecting carbon credits and carbon markets than an investment fund that holds a diversified portfolio of securities.

Further, the Company has entered into three carbon credit stream agreements, one of which is expected to close in Q4 2021, MarVivo. Any adverse development affecting the development and operation of Rimba Raya, Cerrado Biome or MarVivo, including our ability to close the MarVivo transaction, may have a material adverse effect on our near-term profitability, financial condition and results of operations. While the Company’s intention is to enter into stream arrangements and investments in a large number of carbon credits with exposure to a wide variety of projects and attributes, it will take time to attain such diversification. Until diversification is achieved, the Company will continue to have a significant portion of its assets dedicated to a small number of carbon credit projects, and businesses or investments related to carbon credits.

Inaccurate estimates of growth strategy

Market opportunity estimates and growth strategies are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, and as such the estimates of growth included in this AIF may prove to be inaccurate and may not be indicative of future growth. As the royalty and stream financing model is relatively new in the carbon credit industry, it may not gain acceptance, or experience widespread growth, as anticipated.

The Company’s current investment opportunity pipeline represents an estimate by management based on potential transactions which remain under various states of non-binding proposal and/or negotiation by the Company. There can be no assurance that the Company will be able to enter into definitive agreements for, or otherwise complete the acquisition of, all or any investment identified in the opportunity pipeline. While the Company’s estimate of the total addressable market included in this AIF was made in good faith and is based on assumptions and estimates the Company believes to be reasonable, this estimate may not prove to be accurate. Further, even if the estimate of market opportunity and growth strategy does prove to be accurate, the Company could fail to capture a significant portion, or any portion, of the available market.

Fluctuating price of carbon credits

The principal factors anticipated to affect the price of the Common Shares and Warrants are factors which may affect the price of carbon credits and are thus beyond the Company’s control. The price at which the Common Shares and Warrants are traded will be influenced by a number of factors, some specific to the Company and some which may affect listed companies generally. These factors could include the performance of the Company, legislative and regulatory changes and general economic, political or regulatory conditions, including the level of commitment to the goals of the Paris Agreement by both governments and corporations and other private and public initiatives aimed at reducing GHG emissions. Changes in government priorities as a result of government deficits or as a result of changes in the prevailing views concerning the impact of GHGs on climate change could adversely affect the demand for carbon credits and thereby their price. Interpretation and enforcement of environmental legislation will vary by country and is subject to sudden change. Carbon credit prices will also be influenced by infrastructure and technological advances in reducing and sequestering GHG emissions and the economics associated with those activities. There can be no assurance that continual fluctuations in the price of carbon credits will not occur. In addition, carbon credits are traded in both the compliance and voluntary markets and the price for a carbon credit varies according to not only the market on which it is traded, but also according to its type, location, vintage, accreditation and additional social and environmental attributes. It is likely that the market price for the Company’s carbon credits will be subject to market trends generally.

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Reduced demand for carbon credits

The demand for, and the market price of, carbon credits can be adversely affected by any number of factors, including the implementation of lower emission infrastructure, an increase in the number of projects generating carbon credits, invention of new technology that assists in the avoidance, reduction or sequestration of emissions, increased use of alternative fuels, a decrease in the price of conventional fossil fuels, increased use of renewable energy, and the implementation and operation of carbon pricing initiatives such as carbon taxes and ETSs. There can be no assurance that carbon pricing initiatives or compliance or voluntary carbon markets will continue to exist. Carbon pricing initiatives may be subject to policy and political changes and, may otherwise be diminished, terminated or may not be renewed upon their expiration.

In addition, the demand for carbon credits is driven by the social and political will to reduce GHG emissions globally. Without such social and political will, the marketplace for carbon credits would cease to exist and there would be no place for the Company to buy and sell carbon credits. Even if such marketplaces still exist, without the social and political will to reduce GHG emissions, the price of carbon may fall to an unsustainably low price, preventing profitability of the Company.

Lack of liquidity and high volatility of carbon markets

Carbon markets, particularly the voluntary markets, are still evolving and there are no assurances that the carbon credits purchased by the Company or generated by the Company’s investments will find a market. The carbon credit market, particularly the voluntary markets, have experienced a high level of price and volume volatility. There is, or there may be in the future, a lack of liquidity for the purchase or sale of carbon credits. We may not be able to purchase or sell the volume of carbon credits we desire in a timely manner or at an attractive price. The pool of potential purchasers and sellers is limited, and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale may take several months or longer to complete. In addition, as the supply of carbon credits is limited, we may experience difficulties purchasing carbon credits. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the Company’s securities.

Verification, cancellation and other risks associated with carbon credits

In seeking to acquire and grow a diversified and high-quality portfolio of streams and investments in projects that generate carbon credits over the long term, the Company’s intention is to have all such project(s) validated through a compliance market or by an internationally recognized carbon credits standards body in the voluntary market, such as through VCS administered by Verra. The Company may also have Co-Benefits validated by standards such as the CCB Standard, SOCIALCARBON or the SD Vista Standard, also administered by Verra. Any actual or proposed changes to international carbon standards or verification requirements and/or the implementation of any national or international laws, treaties or regulations by governmental entities and/or any adverse changes to existing governmental policies with respect to carbon credits (including, without limitation, any changes to nationally determined contributions (known as INDCs or NDCs) under the Paris Agreement or any other national or international initiatives) may result in a material and adverse effect on our profitability, results of operation and financial condition.

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In addition, the projects that the Company enters into streaming agreements over and/or otherwise invests in to generate carbon credits are subject to risks associated with natural disasters, which natural disasters could result in temporary or permanent damage to, or destruction of, projects that generate carbon credits. Any such natural disasters could impact the ability of the Company’s counterparties to deliver carbon credits to the Company and therefore adversely affect the viability of any of the Company’s investments in such projects, and may result in a material and adverse effect on our profitability, results of operations and financial condition.

Carbon pricing initiatives are based on scientific principles that are subject to debate

Carbon pricing initiatives, such as ETSs and carbon taxes, and carbon credits have arisen primarily due to relative international and scientific consensus with respect to scientific evidence indicating a correlative relationship between the rise in global temperatures and extreme weather events, on the one hand, and the rise in GHG emissions in the atmosphere, on the other hand. Failure to maintain international consensus, may negatively affect the value of carbon credits.

There is no assurance that carbon markets will continue to exist. New technologies may arise that may diminish or eliminate the need for carbon markets. Ultimately, the price of carbon credits is determined by the cost of actually reducing emissions levels. If the price of credits becomes too high, it will be more economical for companies to develop or invest in lower emission technologies, thereby suppressing the demand and adversely affecting the price.

Regulatory risk related to changes in regulation and enforcement of ETSs can adversely affect market behavior. If fines or other penalties for non-compliance are not enforced, incentives to purchase carbon credits will deteriorate, which can result in a fall in the price of carbon credits and a drop in the value of the Company’s assets.

Carbon trading may become obsolete

Carbon trading is regulated by specific jurisdictions pursuant to regional legislation or can be voluntary. When regulated (e.g. in the European Union and in the Western Climate Initiative jurisdictions), governments compel emitters to reduce their GHG emissions through technological improvements or through the purchase of carbon credits. It is an identified risk factor that new legislation may arise in certain jurisdictions that may render the Company’s business plan and knowledge obsolete with respect to carbon credits. With respect to the voluntary trade of carbon credits, there is a significant risk that certain voluntary purchasers of carbon credits may elect to cease the purchase of carbon credits for various reasons that are inherent to their business plans, or because of changing economic, political contexts or other conditions that cannot be controlled by the management of the Company.

Impact of the COVID-19 pandemic

The ongoing COVID-19 pandemic could materially adversely affect our business, financial position and results of operations. The COVID-19 pandemic and the measures attempting to contain and mitigate the effects of the virus (including travel bans and restrictions, quarantines, shelter-in-place orders, shutdowns and restrictions on trade) have caused heightened uncertainty in the global economy.

In particular, travel restrictions have impacted, and continue to impact, the timing of validation and verification deadlines for certifying organizations, which could delay the timing of delivery of carbon credits to the Company. In addition, the COVID-19 pandemic has had and may continue to have impacts on our ability to source, evaluate, and visit investment opportunities, and on the development, management and operation of carbon credit projects by third parties. The projects comprising the Company’s current carbon credit portfolio are, and future investment opportunities may be, located outside of Canada. Accordingly, the Company may be affected by COVID-related developments and measures which may differ from those taken in Canada. Such developments and measures may have adverse effects on our business, financial position and results of operations.

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In recent months, there has been increased availability and administration of vaccines against COVID-19, as well as an easing of certain travel and other restrictions. However, even with increased vaccination against COVID-19, local or regional resurgences continue, as well as the outbreak of mutations of the initial COVID-19 virus. As a result, it is difficult to predict how significant the longer-term impacts of the COVID-19 pandemic, including any responses to it, will be on the global economy and our business.

Since the impact of COVID-19 is ongoing, the effect of the COVID-19 pandemic and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Further, volatility in the capital markets has been heightened during the COVID-19 pandemic and such volatility may continue, which may cause declines in the price of our securities. To the extent that the COVID-19 pandemic harms our business and results of operations, many of the other risks described in this “Risk Factors” section may also be heightened.

Liquidity concerns and future financing requirements

The Company had negative cash flow from operations for the year ended June 30, 2021. It is likely the Company will operate at a loss until we are able to realize cash flow from our investments. We may require additional financing in order to fund our business, business expansion, and/or negative cash flow. The Company’s ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as our business success. There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us, or at all. If additional financing is raised by the issuance of Common Shares from treasury, control of the Company may change and Shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to operate our business at their maximum potential, to expand, to take advantage of other opportunities, or otherwise remain in business.

Foreign operation and political risk

The Company’s investments may be focused in a particular country, countries, or region and therefore may be susceptible to adverse market, political, regulatory, and geographic events affecting that country, countries or region. A significant proportion of the Company’s short-term and medium-term opportunities are located outside of North America. Such geographic focus also may subject the Company and its investments to a higher degree of volatility.

In particular, as of the date of this AIF, the projects that the Company has contracted with to generate carbon credits are located in Indonesia, Mexico, Brazil and the DRC. There is no guarantee against any future political, or economic instability in Indonesia, Mexico, Brazil, the DRC, or neighboring countries that might adversely affect the Company.

Risks the Company may face with respect any country where current or future streams or investments of the Company may be located, include unforeseen government actions, acts of god, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls, export controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or other events.

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All or any of these factors, limitations, or the perception thereof could impede the Company’s activities, result in the impairment or loss of part or all of the Company’s interest in a stream or an investment, or otherwise have an adverse impact on the Company’s valuation and price of securities.

Competition

There are many organizations, companies, non-profits, governments, asset managers and individuals that are buyers of carbon credits, or rights to or interest in carbon credits, and there is currently a limited supply of carbon credits, projects to generate future carbon credits and investment opportunities in carbon credits. Many competitors are larger, more established companies with substantial financial resources, operational capabilities and long track-records in carbon markets. The Company may be at a competitive disadvantage in investing in carbon projects, acquiring carbon credits or interests in carbon credits, whether by way of purchases in carbon markets, streams or other forms of investment, as many competitors have greater financial resources and technical staffs. Accordingly, there can be no assurance that we will be able to compete successfully against other companies in building a portfolio of carbon credits and carbon credit related investments. Our inability to acquire carbon credits and streams may result in a material and adverse effect on our profitability, results of operation and financial condition.

Due diligence risks

The due diligence process undertaken by the Company in connection with acquisitions, investments or streaming arrangements that it undertakes or wishes to undertake, may not reveal all relevant facts in connection with an acquisition, investment or streaming arrangement. Before making any decision, the Company will conduct, or have independent consultants conduct, due diligence investigations that it deems reasonable and appropriate based on the facts and circumstances applicable to each acquisition, investment or streaming arrangement. When conducting due diligence investigations, the Company may be required to evaluate important and complex business, environmental, financial, tax, accounting, regulatory, technical and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence investigations and making an assessment regarding an acquisition, investment or streaming arrangement, the Company relies on resources available, including information provided by the target of the acquisition or investment, the party(ies) to the streaming arrangement and, in some circumstances, third party investigations. The due diligence investigations that are carried out with respect to any opportunity may not reveal or highlight all relevant facts that may be necessary.

Rights of third parties

Some streams may be subject to: (i) buy-down right provisions pursuant to which an operator, developer, or property owner may buy-back all or a portion of the stream; (ii) pre-emptive rights pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream; or (iii) claw back rights pursuant to which the seller of a stream has the right to re-acquire the stream. Holders of these rights may exercise them such that certain streams may not be available for acquisition by the Company or that streams held by the Company may be subject to buy-back rights or first refusal rights on its sale.

Dependence on third party project developers, owners and operators

Carbon credits received by the Company are derived from projects that are operated by third parties. These third parties will be responsible for determining the manner in which the relevant properties are developed, operated and managed, including decisions that could expand, continue or reduce the number of carbon credits generated from a property or an asset. As a holder of streams or other interests, the Company may have little or no input on such matters. The interests of third parties and those of the Company on the relevant properties or assets may not always be aligned. As an example, in some cases, it may be in the interest of the Company to advance development as rapidly as possible in order to maximize the receipt of near-term carbon credits, while third party project developers, owners and operators may, in many cases, take a more cautious approach to development as they are at risk on the cost of development and operations. The inability of the Company to control the operations for the properties or assets in which it has a stream or other interest may have a material adverse effect on the Company’s profitability, results of operation and financial condition.

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Limited access to data and disclosure

As a holder of streams and other non-operator interests, the Company does not serve as the project developer, owner or operator, and in almost all cases the Company has no input into how the project is developed or the operations are conducted. As such, the Company has varying access to data on the operations or to the actual projects themselves. This could affect its ability to assess the value of the streams or enhance their performance. This could also result in delays in the receipt of carbon credits from that anticipated by the Company based on the stage of development of the applicable properties or assets covered by its streams. In addition, some streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to streams and as such the Company may not be in a position to publicly disclose non-public information with respect thereto. The limited access to data and disclosure regarding the operations of the properties or assets in which the Company has an interest, may restrict its ability to assess the value or enhance its performance which may have a material adverse effect on the Company’s profitability, results of operation and financial condition.

Streams may not be honoured by developers or operators of a project

Streams are largely contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of streams and other interests do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Not all project developers, owners or operators are credit worthy. Such litigation may be time consuming and costly, and as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s profitability, results of operations and financial condition.

Title risk

To the extent that the Company acquires direct interests in real property or assets, the Company will be subject to risks associated with ownership to title of any such property(ies) or asset(s). Although title reviews will be done according to industry standards prior to the purchase of or investment in any property or asset, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat a claim of the Company. Clear title to carbon credits may also be difficult to establish with absolute certainty in all cases.

In addition, agreements may contain terms regarding ongoing obligations and commitments that, if not fulfilled by the Company, can result in the forfeiture of the agreement with the property or asset owners or the payment of compensation.

Insurance risk

In light of the novelty of the carbon credit industry, the Company cannot give any assurances that insurance coverage for some or all of the risks of loss in the carbon credit industry will be available on commercially reasonable terms or at all. To the extent such insurance is available, the Company can give no assurances that it will continue to be available on commercially reasonable terms, that all events that could give rise to a loss or liability are insured or reasonably insurable or that its insurers would be capable of honouring their commitments if an unusually high number of claims were made against their policies. Certain losses, including certain environmental liabilities and business interruption losses, are not ordinarily covered by insurance.

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Permits & licenses

The Company may acquire a property or an interest in a property with the intent to generate carbon credits from activities on that property. These future activities of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out development of its carbon offset projects on any future properties.

Market events and general economic conditions may adversely affect our business, industry and profitability

Adverse events in global financial markets can have profound impacts on the global economy. Many industries and markets, including the carbon markets, are impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and carbon markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and valuation. Specifically, a global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity; the volatility of carbon credit prices would impact our revenues, profits, losses, cash flow and the value of our carbon credit holdings; and continued recessionary pressures could adversely impact demand for carbon credits and related investments. These factors could have a material adverse effect on our financial condition and operating results.

Foreign exchange rates

Carbon credits are typically purchased in U.S. currency. However, the Company currently maintains its accounting records, reports its financial position and results, pays certain operating expenses and has its securities listed on an exchange, in Canadian currency. Although the Company intends to adopt U.S. currency as its functional currency for the coming fiscal year, fluctuation in the U.S. currency exchange rate relative to the Canadian currency could negatively impact the value of the securities. Investment in carbon credits and/or equity securities denominated in a currency other than Canadian currency will be affected by the changes in the value of the Canadian dollar in relation to the value of the currency in which the carbon credit or security is denominated. Because exchange rate fluctuations are beyond our control, there can be no assurance that such fluctuations will not have an adverse effect on the Company’s operations or on the trading value of the Common Shares or Warrants.

Future acquisitions

As part of our business strategy, we may seek to grow by acquiring companies and/or assets or establishing joint ventures that we believe will complement our current or future business. Acquisition transactions involve inherent risks, including but not limited to: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs; diversion of management attention from existing business; potential loss of our key employees or key employees of any business acquired; unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and decline in the value of acquired assets, companies or securities. Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of assets or companies and could have a material adverse effect on our financial condition. We may not effectively select acquisition candidates or negotiate or finance acquisitions or integrate the acquired businesses and their personnel or acquire assets for our business. We cannot guarantee that we can complete any acquisition we pursue on favourable terms, or that any acquisitions completed will ultimately benefit our business.

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Changes in accounting standards and interpretations

IFRS accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to the Company’s business, including revenue recognition, impairment of goodwill and intangible assets, inventory and income taxes, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change the Company’s reported financial performance or financial condition in accordance with generally accepted accounting principles. Further, the Company’s implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect the Company’s reported financial position or operating results or cause unanticipated fluctuations in its reported operating results in future periods.

Regulatory change

We may be affected by changes in regulatory requirements, customs, duties or other taxes in the jurisdictions in which we operate, including Canada, Indonesia, Mexico, Brazil and the DRC. Such changes could, depending on their nature, benefit or adversely affect the Company. The costs associated with legal compliance may be substantial. In addition, possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes which have been, or may be, implemented or threatened) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of projects generating carbon credits and planned operations and delays in the development of projects generating carbon credits. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the operations of the projects generating carbon credits. Failure to comply with laws and regulations by the Company or by the operators of projects in which it invests could lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners with carried or other interests and other material negative impacts.

Litigation

The Company may from time to time be involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If such disputes arise and we are unable to resolve these disputes favorably, it may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

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Conflicts of interest

Certain of the Company’s directors may also serve as directors or officers, or have significant shareholdings in, other companies involved in carbon credits or the carbon markets and, to the extent that such other companies may participate in ventures or markets in which the Company may participate in, or in ventures or markets which the Company may seek to participate in, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of carbon credits, streams or other investments. Such conflicts of the directors and officers may result in a material adverse effect on our profitability, results of operation and financial condition.

Anti-corruption and bribery laws

Our operations are governed by, and involve interactions with, various levels of government in foreign countries. Pursuant to our contractual obligations, we are required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar laws in Indonesia, Mexico, Brazil and the DRC. These laws generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls. Because Rimba Raya is located in Indonesia, the MarVivo project is located in Mexico, the Cerrado Biome project is located in Brazil, the BCI projects are located in the DRC, and the Company may pursue investments in other foreign countries, there is a heightened risk of potential CFPOA and FCPA violations.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our internal procedures and programs may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with all such applicable laws. If we become subject to an enforcement action or we are found to be in violation of such laws, this may have a material adverse effect on our reputation and may possibly result in significant penalties or sanctions and may have a material adverse effect on our cash flows, financial condition, or results of operations.

Sensitivity to nature and climate conditions

The physical risks of climate change may also have an adverse effect on our operations. Extreme weather events have the potential to disrupt the operation of our projects and may require us to make additional expenditures to mitigate the impact of such events. Also see the risk “Verification, cancellation and other risks associated with carbon credits”.

Forward-looking information

The forward-looking statements relating to, among other things, future results, performance, achievements, prospects or opportunities of the Company included in this AIF, are based on opinions, assumptions and estimates made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. Actual results of the Company in the future may vary significantly from historical and estimated results and those variations may be material. There is no representation by the Company that actual results achieved by the Company in the future will be the same, in whole or in part, as those included in this AIF. See “Forward-Looking Information”.

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Risks Related to Securities of the Company

Volatility of market price for the Common Shares or Warrants

The market price for the securities may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following: (i) actual or anticipated fluctuations in the Company’s results of operations; (ii) changes in the economic performance or market valuations of other companies that investors deem comparable to the Company; (iii) the loss or resignation of executive officers and other key personnel of the Company; (iv) sales or perceived sales of additional Common Shares; (v) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors which prove to be ill considered; (vi) short sales, hedging and other derivative transactions in our Common Shares; (vii) investors’ general perception of the Company and the public’s reaction to the Company’s press releases, other public announcements and filings with Canadian securities regulators; (viii) recommendations by securities research analysts (ix) general political, economic, industry and market conditions, including fluctuations in carbon credit prices; and (x) trends, concerns, technological or competitive developments, regulatory changes and other related issues in the avoidance, reduction and sequestration of GHG emissions or the carbon markets.

Financial markets have experienced significant price and volume fluctuations in recent years that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares and Warrants may decline even if the Company’s operating revenue, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values which may result in impairment losses. Certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Common Shares by those institutions, which could adversely affect the trading price of the Common Shares and Warrants.

Equity dilution

The Board may issue an unlimited number of Common Shares and Warrants without any vote or action by the Shareholders, subject to the rules of the NEO Exchange and any other stock exchange on which the Company’s securities may be listed from time to time. The Company may make future acquisitions or enter into financings or other transactions involving the issuance of securities and may issue securities in consideration for services rendered. If the Company issues any additional equity, the percentage ownership of existing Shareholders will be reduced and diluted, and the price of the Common Shares could decline.

Increased expenses as a result of being a listed public company

The Company is subject to additional significant expenses and regulatory burden as a result of being a listed public company, which may negatively impact its performance and could cause its results of operations and financial condition to suffer. Compliance with applicable securities laws in Canada and the rules of the NEO Exchange substantially increase expenses, including legal and accounting costs, and make some activities more time consuming and costly. Canadian securities laws and the rules of the NEO Exchange require publicly listed companies to, among other things, adopt corporate governance policies and related practices and to continuously prepare and disclose material information, all of which will significantly increase costs. Reporting obligations as a public company and the Company’s anticipated growth may place a strain on financial and management systems, processes and controls. The Company also expects that these laws, rules and regulations will make it more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult to attract and retain qualified persons to serve on the Company’s Board or as officers. As a result of the foregoing, the Company expects a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will impact its financial performance and its profitability, results of operation and financial condition.

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Prospect of dividends

The Company currently intends to use its future earnings, if any, and other cash resources for the operation and development of its business and does not currently anticipate paying any dividends on the Common Shares.

Dividends and Distributions

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares, and does not currently anticipate paying any dividends in the foreseeable future. Rather, the Company intends to use any future earnings and other cash resources for the operation and development of its business but may declare and pay dividends in the future as operational circumstances permit. Any future determination to pay dividends on the Common Shares will be at the sole discretion of the Board after considering a variety of factors and conditions existing from time to time, including current and future operations, operating costs and debt service requirements, and available investment opportunities. There are no restrictions precluding the Company from paying dividends or making other distributions to its Shareholders.

Description of Capital Structure

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, of which there were 103,364,237 Common Shares issued and outstanding as of June 30, 2021. As of the date of this AIF, there are 126,135,137 Common Shares issued and outstanding.

The Common Shares are not subject to any future call or assessment and do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares. All holders of Common Shares are entitled to receive notice of, attend and vote at any meeting to be convened by the Company. At any meeting, subject to the restrictions on joint registered owners of Common Shares, every Shareholder has one vote for each Common Share of which he/she is the registered owner. Voting rights may be exercised in person or by proxy.

The holders of Common Shares are entitled to share pro rata in any: (i) dividends if, as and when declared by the Board in its discretion, and (ii) such of the Company’s assets as are distributable to them upon liquidation, dissolution or winding-up of the Company. Other than as described in this AIF, no Common Shares or holders of Common Shares have any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions. No holder of Common Shares has any rights to permit or restrict the issuance of additional securities or any other material restriction. All outstanding Common Shares are fully paid and non-assessable, without liability for further calls or to assessment. Rights pertaining to the Common Shares may only be amended in accordance with applicable corporate law, which includes approval of the holders of such Common Shares.

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Warrants

The Company has issued the following Warrants which are convertible into Common Shares:

(i)	14,280,000 Warrants exercisable to acquire Common Shares at a price of $0.125 per Common Share at any time up until April 22, 2025;

(ii)	1,400,000 Warrants exercisable to acquire Common Shares at a price of $0.125 per Common Share at any time up until December 16, 2025;

(iii)	3,450,000 Warrants exercisable to acquire Common Shares at a price of $0.125 per Common Share at any time up until December 22, 2025;

(iv)	14,670,000 Warrants exercisable to acquire Common Shares at a price of $0.75 per Common Share at any time up until January 27, 2026;

(v)	43,299,268 Warrants exercisable to acquire Common Shares at a price of $1.50 per Common Share at any time up until March 2, 2026; and

(vi)	104,901,256 Unit Warrants (issuable upon deemed exercise of the Special Warrants) exercisable to acquire Common Shares at a price of US$1.50 per Common Share at any time up until September 19, 2026, to be issued pursuant to a warrant indenture dated as of July 19, 2021 between the Company and Odyssey Trust Company, as warrant agent. See “- Special Warrants”

Special Warrants

On July 19, 2021, the Company closed the Private Placement and issued 104,901,256 Special Warrants at a price of US$1.00 per Special Warrant.

The Company has granted to each holder of a Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrant was initially acquired. The contractual right of rescission provides that if a holder of a Special Warrant who acquires another security of the Company on exercise of the Special Warrant (as more fully described in the preliminary prospectus qualifying the distribution of such Special Warrants, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of such prospectus or an amendment thereto containing a misrepresentation:

(i)	the holder is entitled to rescission of both the holder’s exercise of its Special Warrant and the private placement transaction under which the Special Warrant was initially acquired;

(ii)	the holder is entitled in connection with the rescission to a full refund of all consideration paid to the underwriter or the Company, as the case may be, on the acquisition of the Special Warrant; and

(iii)	if the holder is a permitted assignee of the interest of the original Special Warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

As of the date of this AIF, there are 63,897,601 Warrants and 104,901,256 Special Warrants issued and outstanding. Accordingly, an aggregate of up to 63,897,601 Common Shares are issuable upon the exercise of all outstanding Warrants and 209,802,512 Common Shares are issuable upon the exercise of all outstanding Special Warrants (including the exercise of the underlying warrant).

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Options, Restricted Share Units and Performance Share Units

The Company has adopted the Long-Term Incentive Plan (the “Incentive Plan”) as a means to provide incentive to eligible directors, officers, employees and consultants. As at June 30, 2021 there were 3,200,000 Options, 2,500,000 RSUs outstanding and nil PSUs outstanding.

Market for Securities

Trading Price and Volume

The following table summarizes the monthly range of high and low market prices per Common Share, as well as the total monthly trading volumes of the Common Shares, on the NEO Exchange since the listing of the Common Shares on the NEO Exchange on July 27, 2021:

Month	High ($)	Low ($)	Volume
July 2021	$2.90	$1.51	2,310,489
August 2021	$2.97	$1.71	5,937,932
September 1 - 24, 2021	$2.75	$2.08	3,303,951

The following table summarizes the monthly range of high and low market prices per March 2026 Warrant, as well as the total monthly trading volumes of the March 2026 Warrants, on the NEO Exchange since the listing of the March 2026 Warrants on the NEO Exchange on July 27, 2021:

Month	High ($)	Low ($)	Volume
July 2021	$2.44	$1.25	165,478
August 2021	$1.75	$1.20	767,917
September 1 – 24, 2021	$1.35	$0.90	649,563

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Prior Sales

In connection with the various unit offerings, the Company issued Warrants, which (other than the March 2026 Warrants) are unlisted. Below sets out the price each unit offering was issued, number of securities issued at that price and the date on which such securities were issued:

Date of Issuance	Type of Security	Price	Number of Securities(1)	Aggregate Issue Price	Type of Transaction
June 17, 2020	Common Shares Warrants	$0.05 n/a	14,280,000 14,280,000	$714,000	Acquisition(2)
December 16, 2020	Units(3)	$0.05	1,400,000	$70,000	Private Placement
December 22, 2020	Units(4)	$0.05	3,450,000	$172,500	Private Placement
January 27, 2021	Units(5)	$0.25	14,670,000	$3,667,500	Private Placement
March 11, 2021	Units(6)	$0.75	43,299,268	$32,474,451	Private Placement
April 9, 2021	Units(7)	$0.75	333,333	N/A	Payment for Services
July 19, 2021	Special Warrants	US$1.00	104,901,256	US$104,901,256	Private Placement

Notes:

(1)	All figures are on a post-Consolidation basis.
(2)	Issued pursuant to the Amalgamation.
(3)	Each Unit consisted of one Common Share and one Warrant to acquire a Common Share at $0.125 per Common Share until December 16, 2025.
(4)	Each Unit consisted of one Common Share and one Warrant to acquire a Common Share at $0.125 per Common Share until December 22, 2025.
(5)	Each Unit consisted of one Common Share and one Warrant to acquire a Common Share at $0.75 per Common Share until January 27, 2026.
(6)	Each Unit consisted of one Common Share and one March 2026 Warrant to acquire a Common Share at $1.50 per Common Share until March 2, 2026. The March 2026 Warrants are listed on the NEO under the symbol “NETZ.WT.”
(7)	In exchange for services, the Company issued 333,333 Units. Each Unit is comprised of one Common Share and one Warrant, with each Warrant exercisable at $1.50 per Common Share until March 2, 2026.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

The following table sets forth escrowed securities and securities subject to contractual restrictions on transfer:

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	22,695,900	17.99%

Notes:

(1)	Pursuant to the SAA, the Founders are restricted from selling or otherwise disposing of the Founders’ Common Shares for a period of three years, with one-third of the Founders’ Common Shares being released upon each anniversary of the signing of the SAA. See “Description of the Business – Other Agreements”.

Directors and Officers

Name and Occupation

The following table sets forth, for each of the directors and executive officers of the Company as of the date hereof, the person’s name, jurisdiction of residence, position and office held with the Company, principal occupation during the last five years and, if a director, the period or periods during which the person has served as a director of the Company. Each of the directors of the Company will hold office until the close of the next annual meeting of the Shareholders of the Company unless his or her office is earlier vacated in accordance with the articles of the Company.

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Name and Jurisdiction of Residence	Position	Principal Occupation for Past Five Years	Director Since
Maurice Swan [1,2,3] Ontario, Canada	Chairman, Director	Lawyer and General Counsel of Superior Gold Inc. since March 2020; Until July 2019, a corporate partner at Stikeman Elliott LLP	Jan. 27, 2021
R. Marc Bustin [1,2] British Columbia, Canada	Director	Professor of Geology at the University of British Columbia, President of RMB Earth Science Consultants, and Chief Technical Officer for Renewable Geo Resources Ltd.	March 31, 2021
Saurabh Handa [1,3] British Columbia, Canada	Director	CFO of Metalla Royalty & Streaming Ltd. and Principal of Handa Financial Consulting Inc.; Formerly CFO of Titan Mining Corp. from March 2017 to January 2018; Vice President, Finance of Imperial Metals Corp. from February 2016 to March 2017; Senior Corporate Controller of Imperial Metals Corp. from August 2015 to February 2016	March 31, 2021
Andy Tester [2,3] Oregon, U.S.A.	Director	Naturalist and labor advocate, primarily in the Pacific Northwest and Alaska	Jan. 27, 2021
Jeanne Usonis California, U.S.A	Director	Director at Regent Advisors LLC	March 31, 2021
Justin Cochrane Ontario, Canada	Director, President, & CEO	President and CEO of the Company since January 2021. President and CEO of Nickel 28 Capital Corp.; formerly the President & COO of Cobalt 27 Capital Corp.; formerly the Executive Vice President and Head of Corporate Development for Sandstorm Gold Ltd.; spent nine years in investment banking and equity capital markets with National Bank Financial	June 29, 2021
Conor Kearns Ontario, Canada	CFO	CFO of the Company since January 2021. CFO of Nickel 28 Capital Corp.; formerly Vice President of Finance of Cobalt 27 Capital Corp.; formerly CFO of EFT Canada Inc.	N/A
Michael Psihogios British Columbia, Canada	Chief Investment Officer	Joined the Company in May 2021. Until May 2021, CFO of DUMAS Contracting Ltd.	N/A
Anne Walters Ontario, Canada	General Counsel & Corporate Secretary	Joined the Company in June 2021. From March 2017 until June 2021, Head of Legal, Canada for Frontera Energy Corporation; former lawyer at Stikeman Elliott LLP	N/A

Notes:

(1)	Member of the Audit Committee of the Board.
(2)	Member of the Corporate Governance, Nominating & Sustainability Committee of the Board.
(3)	Member of the Compensation Committee of the Board.

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Experience

A description of the principal occupation for the past five years and summary of the experience of the directors and officers of the Company is as follows:

Maurice Swan, Chairman, Director

Mr. Swan is a lawyer and is General Counsel of Superior Gold Inc. Previously, he was a partner at Stikeman Elliott LLP. Mr. Swan practiced corporate law at Stikeman Elliott LLP for over 24 years with wide ranging experience, including extensive work in debt capital markets, securitization, corporate finance, and mergers and acquisitions, and with a particular focus on transactions in the global mining and metals sector. Mr. Swan is currently a board member of Nickel 28 Capital Corp. Mr. Swan earned leading lawyer accolades from publications including Lexpert, International Finance & Law Review, Who’s Who Legal and Best Lawyers. Mr. Swan holds a B.A. from York University and an L.L.B. from Osgoode Hall Law School and is a member of the Ontario Bar.

R. Marc Bustin, Director

Dr. Bustin is Professor of Geology at the University of British Columbia, President of RMB Earth Science Consultants, and Chief Technical Officer for Renewable Geo Resources Ltd. Dr. Bustin has over 40 years’ experience as a researcher, consultant and officer in companies engaged in the fields of carbon capture and storage, mineral and fossil fuel exploitation, and renewable and alternate energy resource development. Dr. Bustin has served as a director, officer and technical advisor for a variety of large and small companies in Europe, Africa, North America, South America, Australia, New Zealand and Asia. Dr. Bustin received his PhD in geology from the University of British Columbia and MSc and BSc (Dist.) from the University of Calgary. He has published over 200 peer reviewed scientific articles and provided industry training courses throughout the world. His past awards include the A. L. Leverson memorial award from the AAPG, the Thiesson Medal from the ICCP, the Sproule career achievement award, the Gilbert H. Cady Award from the Geological Society of America, and the Slipper Gold Medal from the Canadian Society of Petroleum Geology. Dr. Bustin is an elected Fellow of the Royal Society of Canada and a registered professional geologist in the province of British Columbia.

Saurabh Handa, Director

Mr. Handa is currently the Chief Financial Officer for Metalla Royalty & Streaming Ltd., a TSX-listed and NYSE-listed precious metals royalty and streaming company, and is a Director and Audit Committee Chair for K92 Mining Inc., a TSX-listed company with mining operations in Papua New Guinea. Previously, he held the positions of Chief Financial Officer of Titan Mining Corp., Vice President, Finance of Imperial Metals Corp., Chief Financial Officer of Meryllion Resources Corp., and Chief Financial Officer of Yellowhead Mining Inc. Mr. Handa is a Chartered Professional Accountant and graduated with Honours from the University of British Columbia with a diploma in Accounting. Prior to joining the accounting profession, Mr. Handa obtained a Bachelor of Science degree in Genetics from the University of British Columbia and a diploma in Computer Systems from the British Columbia Institute of Technology.

Andy Tester, Director

Mr. Tester is a naturalist and labor advocate. Over the past 20 years, he has spent the majority of his time in the Pacific Northwest and Alaska working to raise awareness on the plight of endangered salmon and steelhead runs, through guiding and other efforts to bring people to the outdoors. He is a member of the International Longshore & Warehouse Union. Mr. Tester holds a B.A. from Eastern Oregon University.

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Jeanne Usonis, Director

Ms. Usonis has over 20 years of corporate finance and capital markets experience. She is a Director at Regent Advisors LLC, which provides corporate advisory services for equity and debt financings, mergers and acquisitions and joint ventures. She has advised on several initial public offerings and reverse takeover transactions on Canadian and London stock exchanges. Previously, she worked at N M Rothschild & Sons (Washington) LLC where she assisted in the structuring and financing of natural resource projects in emerging market countries. Prior thereto, she worked at Salomon Smith Barney, responsible for structuring taxable and tax-exempt financings. Ms. Usonis graduated summa cum laude with a B.S. in Finance from Villanova University.

Justin Cochrane, Director, President & CEO

Mr. Cochrane has 20 years of royalty and stream financing, M&A and corporate finance experience. His streaming and royalty expertise includes acting as President and CEO of Nickel 28 Capital Corp. and formerly the President & COO of Cobalt 27 Capital Corp. Both companies focused on streaming and royalty agreements on battery metals. Cobalt 27 raised over $1 billion in equity and debt prior to its sale to Pala Investments Limited in 2019.

Prior to Cobalt 27, Mr. Cochrane served as the Executive Vice President and Head of Corporate Development for Sandstorm Gold Ltd. His expertise is in the structuring, negotiation, execution and funding of royalty and stream financing contracts around the world, totaling over $2 billion across 50+ projects. Prior to Sandstorm, he spent nine years in investment banking and equity capital markets with National Bank Financial where he covered the resource, clean tech and energy technology sectors. In addition, Mr. Cochrane is currently a board member of Nickel 28 Capital Corp. and Nevada Copper Corp. and an investment committee member of Duke Royalty Limited. Mr. Cochrane is a CFA Charterholder.

Conor Kearns, CFO

Mr. Kearns has nearly two decades of accounting, auditing, finance and tax structuring experience providing advisory services to a wide array of businesses, with a recent focus on streaming and royalty businesses. Most recently serving as the CFO of Nickel 28 Capital Corp., a base metals streaming and royalty company, and prior to that as Vice President of Finance of Cobalt 27 Capital Corp., an electric metals streaming and royalty company. Prior to joining Cobalt 27, Mr. Kearns was the Chief Financial Officer of EFT Canada Inc., a fintech company which provides advanced electronic payment services and tools for businesses.

Michael Psihogios, Chief Investment Officer

Mr. Psihogios has over fifteen years of financing, M&A, and corporate finance experience. He has extensive expertise in sourcing, structuring, due diligence, and negotiating both financing and M&A transactions from corporate and private equity perspectives across multiple industries throughout Europe, Africa, the Americas, and Australasia.

Most recently, Mr. Psihogios was the Chief Financial Officer of DUMAS, a specialized construction and engineering firm. Prior to DUMAS, he worked with an international private equity fund on numerous executive and corporate development secondment roles within portfolio companies, involved in raising capital and the ultimate sale of each business. Prior to a career in private equity, he worked in investment banking with National Bank Financial in the M&A group.

Mr. Psihogios holds an M.B.A. from the University of Toronto and the University of St. Gallen (Switzerland).

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Anne Walters, General Counsel & Corporate Secretary

Ms. Walters is a lawyer with nearly twenty years of experience in the Canadian corporate sector. Prior to joining the Company, she worked in-house, as the head of the Canadian legal team at Frontera Energy Corporation, a TSX listed energy company with South American operations. Prior to that, she practiced law at Stikeman Elliott LLP, working in the areas of corporate finance and M&A.

Ms. Walters holds a JD from the University of Toronto, an M.B.A. from the University of Toronto, and a B.A. from McGill University. She is also a member of the Ontario Bar.

Share Ownership

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 4,726,666 Common Shares (without giving effect to the exercise of Special Warrants), which represented approximately 3.75% of the Company’s issued and outstanding Common Shares. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Advisory Board

The Company engages advisors to assist in the areas of carbon markets, forest management and development, carbon offset projects, marketing, corporate governance and the like. The current advisors engaged are as follows:

Robert Falls, Ph.D., R.P.Bio

Mr. Falls is currently serving as an Adjunct Professor with U.B.C.’s Forest Sciences Center, and is Chair of the B.C. Forest Summit’s Carbon Task Force. He holds a Ph.D. in Resource Management Science from U.B.C. (1990), where he researched carbon sequestration. His multidisciplinary work history includes roles in the natural gas, climate mitigation, renewable energy, forest and carbon trading industries. Working in Canada, China, and the U.S. (Hawaii), he has developed sustainability and climate policy and projects with major energy corporations and industry associations, as well as local and senior governments and First Nations.

Mike Harcourt

Mr. Harcourt served as Premier of British Columbia 1991-96, City Councillor 1972-1980, and prior to that, mayor of Vancouver from 1981-86. Mr. Harcourt helped the province earn its reputation as one of the most liveable places in the world. After stepping down from politics, he was appointed by the Prime Minister to serve as a member of the National Round Table on the Environment and Economy, 1996-2004. There, Mr. Harcourt served on the Executive Committee and Chaired the Urban Sustainability Program. He was also a federally appointed BC Treaty Commissioner 2003-2007 and was appointed Chair of the Prime Minister’s Advisory Committee for Cities and Communities mandated to examine the future of Canada’s cities and communities in 2003.

Mr. Harcourt was the lead faculty of United Way’s Public Policy Institute, 2009 – 2021 and was on the advisory board of Canada’s ECOFISCAL Commission. As well, he Chaired Age-Well to improve the quality of life for aging Canadians. He currently dedicates his time to numerous initiatives such as sustainability education, Aboriginal economic development, and promoting healthy living. He co-chairs Dogwood 25, a collaborative which supports the academic success of Aboriginal students.

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Kristen Kleiman

Ms. Kleiman is a carbon consultant working with organizations looking to better understand the carbon markets. Previously, she was the Chief Investment Officer at The Climate Trust, where she co-led its day to day operations. She also managed Climate Trust Capital and its Fund I portfolio. While at The Climate Trust, Ms. Kleiman tracked carbon offset markets and pricing and was responsible for The Climate Trust’s price forecasts and market intel that informed sales strategy and negotiations. She is an institutional investment expert with over 25 years of experience with particular expertise in sustainable timberland investments. She was a member of the Board of Directors for two international forestry companies and a central participant in investment decision-making for two timberland investment management firms.

Sean Roosen

Mr. Roosen is the Executive Chair of the Board of Directors of Osisko. Mr. Roosen was a founding member of Osisko Mining Corporation (2003) and of EurAsia Holding AG, a European venture capital fund. Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, President, Chief Executive Officer and Director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine. He also led the efforts for the maximization of shareholders’ value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally. In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the “Top 20 Most Influential Individuals in Global Mining”. In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.

Bart Simmons

Mr. Simmons is the President of Quillicum Environmental Services Ltd., which is focused on the restoration of degraded riparian zones. He has over 40 years of silviculture and watershed management experience and is one of the very few ecologists that understands the importance of riparian ecosystems to water quality and fish and wildlife habitat in both urban and remote watersheds. He helped develop the assessment methodology for the Ministry of Environment, Lands and Parks and Ministry of Forests Watershed Restoration Technical Circular No. 6 – Riparian Assessment and Prescription Procedures guideline. Prior to Quillicum, Mr. Simmons was the Chief Operating Officer at REDD Systems LLC and ERA Ecosystem Restoration Associates Inc.

Investment Committee

The Company has also established an investment committee comprised of members of senior management, the Board and the Advisory Board to review proposed transactions identified by management and to make recommendations regarding such transactions to the Board. At present, the committee is chaired by Kristen Kleiman and is comprised of the following individuals: Maurice Swan, Jeanne Usonis, Justin Cochrane and Michael Psihogios with other members added on an ad hoc basis.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, none of our directors or executive officers are, as at the date of this AIF, or have been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

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(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our directors, executive officers or any Shareholder holding a sufficient number of our securities to affect materially the control of the Company:

(a)	is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Saurabh Handa was a director of Banks Island Gold Ltd. from June 7, 2011 to July 28, 2015. On January 8, 2016, it announced its intention to make an assignment into bankruptcy and Industry Canada accepted that assignment effective January 8, 2016. The assignment was also filed with the Office of the Superintendent of Bankruptcy the same day.

For a description of certain historical CTOs in respect of the Company prior to commencement of its current business and operations, see “General Development of the Business – Three Year History – Year Ended June 30, 2020” and “- Year Ended June 30, 2019 (and prior)”.

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Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. Conflicts, if any, will be subject to the procedures and remedies as provided under applicable corporate law and corporate governance, including disclosing of any interest in a proposed transaction, and abstaining from voting on such matters.

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and its directors and officers except that certain of the directors and officers may serve as directors and/or officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

Audit Committee

Under National Instrument 52-110 - Audit Committees (“NI 52-110”), the Company is required to include in this AIF the disclosure required under Form 52-110F1 with respect to the audit committee of the Board of Directors (the “Audit Committee”), including the composition of the Audit Committee, the text of the Audit Committee charter (attached to this AIF as Appendix “A”), and the fees paid to the Company’s external auditor.

Composition of the Audit Committee

The members of the Audit Committee are Saurabh Handa (Chair), Maurice Swan and R. Marc Bustin.

A member of the Audit Committee is considered to be “independent” if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment; and generally includes any member of management or significant Shareholder. Each of Messrs. Handa, Swan and Bustin is considered to be independent of the Company.

A member of the Audit Committee is considered “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All members are considered to be financially literate.

Relevant Education and Experience

Saurabh Handa. Mr. Handa is currently the Chief Financial Officer for Metalla Royalty & Streaming Ltd., a TSX-listed and NYSE-listed precious metals royalty and streaming company, and is a Director and Audit Committee Chair for K92 Mining Inc., a TSX-listed company with mining operations in Papua New Guinea. Previously, he held the positions of Chief Financial Officer of Titan Mining Corp., Vice President, Finance of Imperial Metals Corp., Chief Financial Officer of Meryllion Resources Corp., and Chief Financial Officer of Yellowhead Mining Inc. Mr. Handa is a Chartered Professional Accountant and graduated with Honours from the University of British Columbia with a diploma in Accounting. Prior to joining the accounting profession, Mr. Handa obtained a Bachelor of Science degree in Genetics from the University of British Columbia and a diploma in Computer Systems from the British Columbia Institute of Technology.

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Maurice Swan. Mr. Swan is a lawyer and is General Counsel of Superior Gold Inc. Previously, he was a partner at Stikeman Elliott LLP. Mr. Swan practiced corporate law at Stikeman Elliott LLP for over 24 years with wide ranging experience, including extensive work in debt capital markets, securitization, corporate finance, and mergers and acquisitions, and with a particular focus on transactions in the global mining and metals sector. Mr. Swan is currently a board member of Nickel 28 Capital Corp. and serves on its audit committee. Mr. Swan earned leading lawyer accolades from publications including Lexpert, International Finance & Law Review, Who’s Who Legal and Best Lawyers. Mr. Swan holds a B.A. from York University and an L.L.B. from Osgoode Hall Law School and is a member of the Ontario Bar.

R. Marc Bustin. Dr. Bustin received his PhD in geology from the University of British Columbia and MSc and BSc (Dist.) from the University of Calgary. He has published over 200 peer reviewed scientific articles and provided industry training courses throughout the world. His past awards include the A. L. Leverson memorial award from the AAPG, the Thiesson Medal from the ICCP, the Sproule career achievement award, the Gilbert H. Cady Award from the Geological Society of America, and the Slipper Gold Medal from the Canadian Society of Petroleum Geology. Dr. Bustin is an elected Fellow of the Royal Society of Canada and a registered professional geologist in the province of British Columbia.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee charter set out at Appendix “A” attached hereto provides that the Audit Committee shall review and pre-approve all non-audit services to be provided by the Company’s external auditors.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees[2]	Tax Fees[3]	All Other Fees[4]
June 30, 2021	$50,500	$5,000	nil	nil
June 30, 2020	$10,000	nil	nil	nil

Notes:

1.	Baker Tilly WM LLP became auditor of the Company effective July 8, 2020. Audit fees prior to such time were paid to the Company’s former auditor, Dale Matheson Carr-Hilton Labonte LLP.
2.	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
3.	Fees charged for tax compliance, tax advice and tax planning services.
4.	Fees for services other than disclosed in any other column.

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Promoters

Justin Cochrane, President and CEO, can be considered a promoter of the Company in that he took the initiative to restructure the Company to become a company involved in the carbon credits markets, and to arrange for new management and financing. As of the date of this AIF, Mr. Cochrane holds an aggregate of 1,235,000 Common Shares (representing approximately 0.97% of the Company’s current issued and outstanding Common Shares), 1,235,000 Warrants, 125,000 Special Warrants, 500,000 Options and 500,000 RSUs. Mr. Cochrane is currently entitled to receive US$300,000 per annum in management salary for acting as the President and CEO of the Company. For more information concerning Mr. Cochrane, see “Directors and Officers”.

Legal Proceedings and Regulatory Actions

Legal Proceedings

There are no legal proceedings outstanding, threatened or pending, as of the date hereof, by or against the Company or to which it is a party or to which its business or any of its property is subject, nor to the Company’s knowledge are any such legal proceedings contemplated which could become material to a purchaser of the Company’s securities.

Regulatory Actions

There have not been any penalties or sanctions imposed against the Company by a court relating to provincial or territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions

For purposes of this AIF, “informed person” means:

(a)	any director or executive officer of the Company;
(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Company’s outstanding Common Shares; and
(c)	any associate or affiliate of any of the foregoing persons.

No informed person has or has had any material interest, direct or indirect, in any transaction undertaken by the Company during its three most recently completed fiscal years or during the current fiscal year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, save and except for (i) remuneration for services received by each of the Company’s senior officers and directors, and (ii) participation by officers and directors in the various private placements undertaken by the Company since June 2020.

Transfer Agent and Registrar

The Company’s registrar and transfer agent is Odyssey Trust Company with its office at Suite 323 – 409 Granville Street, Vancouver, British Columbia.

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Material Contracts

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company which are currently in effect and considered to be currently material:

(i)	the Amalgamation Agreement;

(ii)	the Investor Rights Agreement; and

(iii)	the Special Warrant Indenture.

Copies of these material contracts are available for review on SEDAR at www.sedar.com.

Investor Rights Agreement

Osisko and the Company are currently parties to an investor rights agreement dated February 18, 2021 which governs various aspects of the relationship between Osisko and the Company (the “Investor Rights Agreement”). The following is a summary of the material attributes and characteristics of the Investor Rights Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. Osisko currently holds 6,750,000 Common Shares (representing 5.35% of the Common Shares), 6,000,000 Warrants and 4,000,000 Special Warrants.

Board Nomination Right

Pursuant to the Investor Rights Agreement, Osisko shall be entitled to nominate, on an annual basis, one (1) nominee for election to the board of directors of Carbon Streaming for so long as, (i) until the date that is three (3) years from the date of the Investor Rights Agreement, Osisko, together with its affiliates, does not hold less than an aggregate of 10,800,000 Common Shares and Warrants and (ii) at any time after the date that is three (3) years from the date of the Investor Rights Agreement, the percentage of outstanding Common Shares beneficially owned directly or indirectly by Osisko, together with its affiliates, is not less than 7.5% of the outstanding Common Shares.

Participation Rights

Pre-emptive Right

Under the Investor Rights Agreement, the Company will also grant to Osisko certain equity financing rights to participate in future offerings of any new securities by the Company. During times that Osisko, together with its affiliates, beneficially own directly or indirectly, (i) until the date that is three (3) years from the date of the Investor Rights Agreement, not less than an aggregate of 10,800,000 Common Shares and Warrants and (ii) at any time after the date that is three (3) years from the date of the Investor Rights Agreement, not less than 7.5% of the issued and outstanding Common Shares, if the Company proposes to issue or sell any Common Shares or other equity securities or any warrant, option or other right to acquire equity securities or other securities convertible or exchangeable for equity securities (the “New Securities”), then Osisko has the right to subscribe for and purchase, each type, class or series of New Securities, as applicable, on terms and conditions not less favorable than those provided to the other subscribers of such New Securities, up to an amount sufficient to maintain Osisko’s aggregate pro rata ownership interest in the outstanding Common Shares.

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Stream Participation Right

Provided that Osisko meets the same ownership conditions, either (i) or (ii), as appliable, as noted above under “Pre-emptive Right”, Osisko shall then have the exclusive right to participate in, and acquire up to 20% of, any stream, forward sale, prepay, royalty, off-take or similar transaction between the Company, as purchaser and/or creditor, and one or more third party counterparties (the “Stream Participation Right”). Similarly, the Company, and its affiliates, shall not sell all or part of its interest in or rights under any asset or agreement in respect of which Osisko has exercised its Stream Participation Right, without first having offered same to Osisko in writing.

Voting Support

Subject to certain exceptions, Osisko has also agreed that it will vote and will cause voting securities owned by its affiliates to be voted: (a) in favour of, (i) each director nominated and recommended by the board for election, (ii) the Company’s proposal for ratification of the appointment of the Company’s independent auditor, and (iii) every other management recommendation at any meeting of shareholders of the Company; and (b) against, any shareholder nominations for director that are not approved and recommended by the board.

Special Warrant Indenture

On July 19, 2021, in connection with the Private Placement, the Company entered into a Special Warrant Indenture between the Company and Odyssey Trust Company, as special warrant agent (the “Special Warrant Indenture”). The Special Warrant Indenture provides for the creation and issuance of up to 110,000,000 Special Warrants. Each Special Warrant is automatically exercisable for no additional consideration into one Unit, subject to adjustment in certain events, at 5:00pm (Toronto time) on the earliest of: (a) the third business day after the date that a receipt is issued for a final prospectus by the securities regulatory authorities in the Qualifying Jurisdictions qualifying the Units to be issued upon the Qualifying Transaction and (b) the Automatic Exercise Date.

Interests of Experts

The Company’s auditor is Baker Tilly WM LLP, Chartered Professional Accountants, Suite 900 – 400 Burrard Street, Vancouver, BC V6C 3B7. Baker Tilly WM LLP is independent from the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

The Company’s former auditor was Dale Matheson Carr-Hilton Labonte LLP of Vancouver, British Columbia (replaced July 8, 2020).

Additional Information

This information and other pertinent information relating to the Company may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s financial statements and MD&A for its most recently audited financial year ended June 30, 2021. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under its Incentive Plan, among other things, is contained in the Company’s information circular for its most recent annual meeting of Shareholders that involved the election of directors.

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Glossary of Certain Terms

In this AIF, the following words or phrases have the following meanings:

“AIF” means an annual information form that is prepared pursuant to Part 6 of National Instrument 51-102 - Continuous Disclosure Obligations.

“Advisory Board” means the board of advisors engaged by the Company to assist in the areas of carbon markets, forest management and development, carbon offset projects, marketing, corporate governance and the like.

“Amalco” means 1253661 B.C. Ltd.

“Amalgamation Agreement” means an amalgamation agreement dated June 15, 2020 whereby: (i) the Company’s subsidiary, 1247374 B.C. Ltd. amalgamated with Fundco to form a new amalgamated company, Amalco (ii) the Company issued an aggregate of 14,280,000 Common Shares to the former shareholders of Fundco (and an equivalent number of Warrants), such that the former shareholders of Fundco became the majority Shareholders of the Company; and (iii) Amalco became a subsidiary of the Company.

“Amalgamation” means the three-cornered amalgamation involving the Company, its wholly owned subsidiary, 1247374 B.C. Ltd., and Fundco, which was completed effective June 17, 2020.

“Audit Committee” means a committee established by and among the Board of the Company for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company.

“Automatic Exercise Date” means November 20, 2021.

“Awards” means, collectively, Options, RSUs and PSUs.

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time, including the regulations promulgated thereunder.

“BCI Term Sheet” means the exclusive term sheet with BCI to provide initial funding for BCI to develop two carbon credit projects within the Bonobo Peace Forest located in the DRC.

“BCI” means the Bonobo Conservation Initiative.

“Board” means the Company’s board of directors, as constituted from time to time.

“BPF” means the Bonobo Peace Forest, a network of community-managed protected areas that spans 5,258,700 hectares in the DRC.

“carbon credits” means carbon allowances, carbon offsets, forest offsets and other environmental attributes including, without limitation, renewable energy certificates and clean/low carbon fuel standard credits.

“Carbon Streaming” or the “Company” means Carbon Streaming Corporation.

“CCB Standard” means the Climate, Community and Biodiversity Standard.

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“CCUS” means carbon capture, usage and storage technologies.

“CDP” means CDP Worldwide.

“CEO” means chief executive officer.

“Cerrado Biome” means ERA’s Avoided Conversion Cerrado grouped project in Brazil.

“Cerrado Biome Stream” means the purchase and sale agreement entered into on September 8, 2021 between the Company and ERA.

“CFO” means chief financial officer.

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada).

“CO2” means carbon dioxide.

“CO2e” means carbon dioxide equivalent, the base reference for the determination of the global warming potential of greenhouse gases in units of CO2.

“Co-Benefits” means any positive impacts, other than direct GHG emissions mitigation, resulting from carbon offset projects.

“Code” means the Company’s Code of Business Conduct and Ethics.

“Common Share” means a common share in the capital of the Company.

“Company” or “Carbon Streaming” means Carbon Streaming Corporation, a corporation formed under the laws of the Province of British Columbia.

“CONANP” means Mexico’s National Commission for Protected Natural Areas.

“Consolidation” means the consolidation of the Company’s share capital of one Common Share for every 100 pre-consolidation Common Shares, that became effective on June 15, 2020.

“CTO” means Cease Trade Order.

“DRC” means the Democratic Republic of Congo.

“ERA” means Ecosystem Regeneration Associates – ERA Brazil.

“ESG” means environmental, social and governance.

“ETS” means emission trading system, a form of which is a cap-and-trade program.

“EU ETS” means EU Emissions Trading Scheme.

“FCPA” means the U.S. Foreign Corrupt Practices Act.

“Founders” means the founders of InfiniteEARTH.

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“Founders’ Common Shares” means the 22,695,900 Common Shares that the Company issued pursuant to the terms of the SAA.

“Fundco” means 1247372 B.C. Ltd.

“GHG” means greenhouse gas.

“GtCO2” means one billion tonnes of carbon dioxide.

“IFRS” means International Financial Reporting Standards.

“Incentive Plan” means the Company’s Long-Term Incentive Plan. See “Options to Purchase Securities”.

“InfiniteEARTH” means Infinite-EARTH Limited.

“Investor Rights Agreement” means the investor rights agreement dated February 18, 2021 between the Company and Osisko.

“IPCC” means the Intergovernmental Panel on Climate Change.

“IRR” means internal rate of return.

“IUCN RED” means the International Union for Conservation of Nature Red List of Threatened Species.

“March 2026 Warrants” means Common Share purchase warrants of the Company expiring March 2, 2026.

“MarVivo Stream” means the purchase and sale agreement entered into on May 13, 2021 among the Company, Fundación MarVivo Mexico, A.C. and MarVivo Corporation.

“MarVivo” means the MarVivo Blue Carbon Conservation Project.

“MtCO2e” means million tonnes of carbon dioxide equivalent.

“NEO Exchange” means Neo Exchange Inc.

“NEO” means Named Executive Officers.

“New Securities” means, in respect of the Investor Rights Agreement, equity securities.

“NI 52-110” means National Instrument 52-110 - Audit Committees.

“Option” means an incentive stock option issued under the Incentive Plan, each of which entitles the holder to purchase one Common Share under certain terms set out under the stock option agreements pursuant to which the Option was issued. See “Options to Purchase Securities”.

“Osisko” means Osisko Gold Royalties Ltd.

“PDD” means project design documentation.

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“Private Placement” means the private placement of 104,901,256 Special Warrants (as defined herein) of the Company, at a price of US$1.00 per Special Warrant completed on July 19, 2021, for gross proceeds of US$104,901,256.

“PSU” means performance share units of the Company issued pursuant to and governed by the Company’s Incentive Plan; each PSU typically entitling the recipient to receive Common Shares, for no additional cash consideration, based on the achievement of certain performance milestones.

“Qualifying Jurisdictions” means British Columbia, Alberta and Ontario.

“Qualifying Transaction” means the issuance of a final prospectus by the securities regulatory authorities in the Qualifying Jurisdictions qualifying the Units to be issued upon the exercise of the Special Warrants.

“REDD” means Reducing Emissions from Deforestation and forest Degradation, a framework developed by the United Nations Framework Convention on Climate Change.

“Rimba Raya Stream” means the purchase and sale agreement that the Company entered into on July 30, 2021 with InfiniteEARTH.

“Rimba Raya” means the Rimba Raya Biodiversity Reserve Project located in Borneo, Indonesia.

“RSU” means restricted share units of the Company issued pursuant to and governed by the Company’s Incentive Plan; each RSU typically entitling the recipient to acquire Common Shares, for a set price (which may be nominal or nil), based on the achievement of certain milestones (based on performance or the passage of time, for example).

“SAA” means the strategic alliance agreement that the Company entered into with the Founders.

“SD VISta Standard” means the Sustainable Development Verified Impact Standard.

“SEDAR” means the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

“Shareholders” means, collectively, the registered and beneficial holders of the Common Shares.

“Special Warrant Indenture” means the special warrant indenture dated July 19, 2021 between the Company and Odyssey Trust Company, as special warrant agent.

“Special Warrants” means the 104,901,256 Special Warrants issued on July 19, 2021 pursuant to the Private Placement, at a price of US$1.00 per Special Warrant. Each Special Warrant is automatically exercisable for no additional consideration into one Unit, subject to adjustment in certain events, at 5:00pm (Toronto time) on the earliest of: (a) the third business day after the date that a receipt is issued for a final prospectus by the securities regulatory authorities in the Qualifying Jurisdictions qualifying the Units to be issued upon the Qualifying Transaction and (b) the Automatic Exercise Date.

“Stream Participation Right” means Osisko’s exclusive right to participate in, and acquire up to 20% of, any stream, forward sale, prepay, royalty, off-take or similar transaction between the Company, as purchaser and/or creditor, and one or more third party counterparties.

“tCO2” means one tonne of carbon dioxide.

“tCO2e” means one tonne of carbon dioxide equivalent.

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“TSX-V” means the TSX Venture Exchange.

“UN SDGs” means the United Nations’ Seventeen Sustainable Development Goals.

“UNFCCC” means the United Nations Framework Convention on Climate Change.

“Unit Warrant” means a Common Share purchase warrant of the Company under each Unit.

“Unit” means the 104,901,256 units issuable to the holders of 104,901,256 previously issued Special Warrants on July 19, 2021 pursuant to the Private Placement. Each Unit underlying a Special Warrant consists of a Common Share and Unit Warrant.

“VCS” means Verified Carbon Standard, which is administered by Verra, an international institution based in Washington D.C. that manages carbon offset standards.

“VCUs” means verified carbon units.

“Warrant Expiry Date” means the date sixty-two (62) months from the date of issue.

“Warrant Share” means a Common Share issued upon exercise of a Unit Warrant.

“Warrant” means all warrants to purchase Common Shares issued by the Company, including without limitation the Unit Warrants and March 2026 Warrants.

“WZ” means WilsonZinter Enterprises Ltd.

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APPENDIX “A”
AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

This charter (this “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Carbon Streaming Corporation (the “Corporation”).

Section 1	Purpose

(1)	The primary function of the Committee is to assist the Board by:

(a)	recommending to the Board for consideration and further recommendation to the shareholders the appointment and compensation of the external auditor and overseeing the work of the external auditor, including the external auditor’s qualifications, independence and performance;

(b)	reviewing and approving the quarterly financial statements, the related Management Discussion and Analysis (“MD&A”), and similar financial information provided by the Corporation to any governmental body, the shareholders of the Corporation or the public, including by way of press release;

(c)	reviewing and recommending that the Board approve annual financial statements, the related MD&A, and similar financial information provided by the Corporation to any governmental body, the shareholders of the Corporation or the public, including by way of press release; and

(d)	satisfying itself that adequate procedures are in place for the compilation, calculation and review of the Corporation’s disclosure of financial information extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures; and

(e)	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for anything that may be required beyond the Corporation’s Whistleblower Policy for the confidential, anonymous submission by employees of the Corporation or its subsidiary entities (“subsidiaries”) of concerns regarding questionable accounting or auditing matters.

(2)	The Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter.

Section 2	Composition and Membership

(1)	The Committee must be comprised of a minimum of three directors, as appointed by the Board, each of whom shall be independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) of the Canadian Securities Administrators.

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(2)	All of the members of the Committee must be financially literate within the meaning of NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(3)	The members of the Committee and its Chair shall be elected by the Board on an annual basis, or until they are removed or their successors are duly appointed.

(4)	The members of the Committee may be removed or replaced by the Board at any time. The Chair of the Committee may be removed by the Board at any time. Any member shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on the Committee. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all of the powers of the Committee, so long as a quorum remains.

Section 3	Meetings

(1)	Meetings of the Committee are held at such times and places as the Chair may determine, but in any event not less than at least four times per year.

(2)	Meetings of the Committee shall be held from time to time and at such place as any member of the Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary shall also be entitled to call a meeting.

(3)	The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, the Members in attendance may select one of their number to act as chair of the meeting.

(4)	A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee are made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(5)	To the extent possible, in advance of every regular meeting of the Committee, the Chair, with the assistance of the Corporate Secretary, should prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

(6)	The Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements and the Committee should meet not less than quarterly with the auditor, independent of the presence of management.

Section 4	Duties and Responsibilities

In addition to the matters described in Section 1, and any other duties and authorities delegated to it by the Board from time to time, the role of the Committee is to:

(1)	General

(a)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time.

(b)	Review any and all disclosure regarding the Committee as contemplated by NI 52-110.

(c)	Summarize in the Corporation’s disclosure materials the Committee’s composition and activities, as required.

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(2)	Internal Controls

(a)	Review and satisfy itself on behalf of the Board with respect to the adequacy of the Corporation’s internal control systems, including in particular but not exclusively:

(i)	management’s identification, monitoring and development of strategies to avoid and/or mitigate business risks;

(ii)	the adequacy of the security measures that are in place in respect of the Corporation’s information systems and the information technology that is utilized by the Corporation; and

(iii)	ensuring compliance with legal and regulatory requirements.

(3)	Documents/Reports Review

(a)	Review and recommend to the Board for approval the Corporation’s annual financial statements, and review and approve the Corporation’s quarterly financial statements, including in each case any certification, report, opinion or review rendered by the external auditor, and related MD&A. The process of reviewing annual and quarterly financial statements should include but not be limited to:

(i)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

(ii)	reviewing significant accruals, reserves or other estimates;

(iii)	reviewing accounting treatment of unusual or non-recurring transactions;

(iv)	reviewing disclosure requirements for commitments and contingencies;

(v)	reviewing adjustments raised by the external auditor, whether or not included in the financial statements;

(vi)	reviewing unresolved differences between management and the external auditor;

(vii)	obtaining explanations of significant variances with comparative reporting periods; and

(viii)	determining through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed.

(b)	Seek to ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures.

(4)	External Auditor

(a)	Recommend to the Board the nomination of the external auditor for shareholder approval, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor.

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(b)	Advise the external auditor that it is required to report directly to the Committee, and not to management of the Corporation and, if it has any concerns regarding the conduct of the Committee or any member thereof, it should contact the Chair of the Board or any other director.

(c)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(d)	Review and discuss, with the external auditor all significant relationships they have with the Corporation, its management or employees to determine their independence.

(e)	Review and approve requests for any material management consulting or other engagement to be performed by the external auditor and be advised of any other material study undertaken by the external auditor at the request of management that is beyond the scope of the audit engagement letter and related fees.

(f)	Review the performance of the external auditor and any proposed dismissal or non-renewal of the external auditor when circumstances warrant.

(g)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has or has not taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(h)	Review with the external auditor (and an internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses.

(i)	Communicate directly with the external auditor, and arrange for the external auditor to report directly to the Committee and to be available to the Committee and the full Board as needed.

(5)	Financial Reporting Processes

(a)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as the Committee sees fit.

(b)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices relative to the Corporation’s peers.

(c)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(d)	Consider proposed major changes to the Corporation’s accounting principles and practices.

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(6)	Reporting Process

(a)	If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

(b)	Review the scope and plans of the external auditor’s audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.

(c)	Review annually with the external auditor their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

(d)	Periodically consider the need for an internal audit function, if not present.

(e)	Review any significant disagreements between management and the external auditor in connection with the preparation of the financial statements.

(f)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

(g)	Review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

(h)	Review the system in place to seek to ensure that the financial statements, related MD&A and other financial information disseminated to governmental organizations and the public satisfy applicable requirements.

(i)	When there is to be a change in auditor, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

(7)	Risk Management

(a)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

(8)	General

(a)	If considered appropriate, conduct or authorize investigations into any matters within the Committee’s scope of activities.

(b)	Perform any other activities as the Committee deems necessary or appropriate.

Section 5	Reporting

(1)	At the request of the chair of the Board, the Chair will report to the Board at Board meetings on the Committee’s activities since the last Committee report to the Board.

Section 6	Access to Information and Authority

(1)	For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor, and others as they consider appropriate.

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(2)	The Committee has the authority to retain, at the Corporation’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities (including executive search firms to assist the Committee in identifying director candidates), including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board.

Section 7	Complaint Procedures

(1)	The Chair of the Committee is designated to receive and administer or supervise the administration of employee complaints with respect to accounting or financial control matters.

(2)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint in accordance with the Corporation’s Whistleblower Policy, and such complaint shall be addressed in accordance with that policy.

(3)	The Chair of the Committee should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Committee.

Section 8	Review of Charter and Committee

(1)	The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

(2)	The Committee will conduct an annual self-assessment of its performance with respect to its purpose and authority and responsibilities set forth in this Charter. The results of the self-assessment will be reported to the Board.

Dated:	June 29, 2021
Approved by:	Board of Directors of the Corporation

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